Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

BioSpecifics Technologies Corp.

at

$88.50 net per share, in cash,

by

Beta Acquisition Corp.

a wholly-owned subsidiary of

Endo International plc

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

ONE MINUTE AFTER 11:59 PM, NEW YORK TIME,

ON DECEMBER 1, 2020,

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Beta Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Endo International plc, a public limited company incorporated in Ireland (“Endo”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of BioSpecifics Technologies Corp., a Delaware corporation (“BioSpecifics”), at a price of $88.50 per Share (the “Offer Price”), net to the holder in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and in the related Letter of Transmittal (together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 19, 2020, by and among Endo, Purchaser and BioSpecifics (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into BioSpecifics (the “Merger”) in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”) without a vote on the adoption of the Merger Agreement by BioSpecifics’ stockholders, with BioSpecifics continuing as the surviving corporation of the Merger and thereby becoming a wholly-owned subsidiary of Endo. At the closing of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (a) Shares owned by Endo, Purchaser, BioSpecifics or by any of their direct or indirect wholly-owned subsidiaries, in each case at the commencement of the Offer and immediately prior to the effective time of the Merger, (b) Shares irrevocably accepted for purchase pursuant to the Offer or (c) Shares owned by any stockholders who have properly and validly demanded their appraisal rights in compliance with Section 262 of the DGCL) will be automatically converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes. As a result of the Merger, BioSpecifics will cease to be a publicly traded company and will become a wholly-owned subsidiary of Endo.

The Offer is conditioned upon, among other things, (a) the expiration or termination of any waiting period applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the receipt of any approval under the Competition Act 2002, as amended, of Ireland (the “Competition Act”), in each case, without the imposition of a Burdensome Condition (as defined in the Merger Agreement and described in more detail in Section 11—“The Transaction Agreements—Antitrust Filings”), (b) that, as of immediately prior to the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn in accordance with the terms of the Offer, and received by the Depositary (as defined in this Offer to Purchase) in accordance with the procedures set forth in Section 251(h) of the DGCL (as described in more detail in Section 3—“Procedures for Accepting the Offer and Tendering Shares”), together with the Shares then owned by Endo, Purchaser and their respective affiliates (if any), represent at least a majority of all then outstanding Shares on a fully diluted basis, (c) the absence of any law or order issued by any governmental authority that has the effect of making the transactions contemplated by the Merger Agreement illegal or the effect of prohibiting or otherwise preventing the transactions contemplated by the Merger Agreement, (d) the absence of any pending legal proceeding under any antitrust law brought by a governmental authority that challenges or seeks to make illegal, prohibit or otherwise prevent the transactions contemplated by the Merger Agreement, or that seeks to impose any Burdensome Condition (as defined in the Merger Agreement and described in more detail in Section 11—“The Transaction Agreements—Antitrust Filings”) thereon, (e) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement and described in more detail in Section 11—“The Transaction Agreements—Representations and Warranties”) the existence or consequences of which are continuing immediately prior to the expiration of the Offer and (f) that the Merger Agreement has not been terminated in accordance with its terms. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15—“Conditions to the Offer”. Neither the consummation of the Offer nor the Merger is subject to any financing condition.

THE BOARD OF DIRECTORS OF BIOSPECIFICS UNANIMOUSLY RECOMMENDS THAT BIOSPECIFICS’ STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

The Board of Directors of BioSpecifics, among other things, has unanimously (a) determined that the Merger Agreement and the transaction contemplated thereby, including the Merger and Offer are advisable, fair to, and in the best interests of BioSpecifics and its stockholders, (b) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, upon the terms and subject to the conditions contained therein, (c) determined that the Merger be effected as soon as possible after the Acceptance Time (as defined in the Merger Agreement) without a vote of BioSpecifics’ stockholders pursuant to Section 251(h) of the DGCL, (d) resolved that the stockholders of BioSpecifics accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (e) resolved that no rights be distributed or exercisable under BioSpecifics’ stockholders’ rights plan, and determined that BioSpecifics’ stockholders’ rights plan will have no force or effect, with respect to the Offer, the Merger and the other transactions contemplated thereby.

A summary of the principal terms of the Offer is provided herein under the heading “Summary Term Sheet”. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

November 2, 2020

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”), which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (the “Depositary”), and either (i) deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, in each case prior to one minute after 11:59 PM, New York time, on December 1, 2020, which is the 20th business day following the commencement of the Offer (the “Expiration Time”), unless Purchaser has extended the Offer pursuant to and in accordance with the Merger Agreement (in which event the “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

Any BioSpecifics stockholder may also tender Shares pursuant to the guaranteed delivery procedure described in Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

* * * * *

Questions and requests for assistance may be directed to D.F. King & Co., Inc. (the “Information Agent”) at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. Additionally, copies of this Offer to Purchase, the Letter of Transmittal and any other material related to the Offer may be obtained, free of charge, at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making any decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

(i)

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the related Letter of Transmittal (the “Letter of Transmittal”) and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Endo International plc, a public limited company incorporated in Ireland (“Endo”), and Beta Acquisition Corp., a Delaware corporation and a wholly-owned indirect subsidiary of Endo (“Purchaser”), have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning BioSpecifics Technologies Corp., a Delaware corporation (“BioSpecifics”), contained herein and elsewhere in this Offer to Purchase has been provided to Endo and Purchaser by BioSpecifics or has been taken from or is based upon publicly available documents or records of BioSpecifics on file with the U.S. Securities and Exchange Commission (“SEC”) or other public sources as of the date hereof. Endo and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	All outstanding shares of common stock, par value $0.001 per share, of BioSpecifics (the “Shares”).

Price Offered Per Share	$88.50 per Share (such amount, or any higher amount per Share that may be paid pursuant to the Offer, the “Offer Price”), net to the holder in cash, without interest and less any applicable withholding taxes.

Scheduled Expiration of Offer	Expiration of the Offer will occur at one minute after 11:59 PM, New York time, on December 1, 2020, unless the Offer is extended or earlier terminated in accordance with the Merger Agreement (as defined below); acceptance and payment for Shares is expected to occur on December 2, 2020, unless the Offer is extended pursuant to the terms of the Merger Agreement.

Offeror	Purchaser.

Who is offering to purchase my Shares?

Purchaser, which is a wholly-owned indirect subsidiary of Endo, is offering to purchase for cash all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and effecting the Merger (as defined below) and ancillary activities in connection with the Offer and the Merger.

See the “Introduction” to this Offer to Purchase and Section 8—“Certain Information Concerning Endo and Purchaser”.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us”, “we” and “our” to refer to Purchaser and, where appropriate, Endo.

How many Shares are you seeking to purchase in the Offer?

We are offering to purchase all of the outstanding Shares of BioSpecifics on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer”.

Why are you making the Offer?

We are making the Offer because Endo wants to acquire all outstanding equity interests of BioSpecifics. If the Offer is consummated, pursuant to the Merger Agreement, Endo intends to cause Purchaser to consummate the Merger as soon as practicable (as described below). Upon consummation of the Merger, BioSpecifics would cease to be a publicly traded company and would be a wholly-owned subsidiary of Endo.

See Section 12—“Purpose of the Offer; Plans for BioSpecifics”.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $88.50 per Share, net to the holder in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us through Computershare Trust Company, N.A, the depositary and paying agent in the Offer (the “Depositary”), you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

See the “Introduction”, Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares”.

Is there an agreement governing the Offer?

Yes. Endo, Purchaser and BioSpecifics have entered into an Agreement and Plan of Merger, dated as of October 19, 2020 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into BioSpecifics (the “Merger”) in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”) without a vote on the adoption of the Merger Agreement by BioSpecifics’ stockholders, with BioSpecifics continuing as the surviving corporation in the Merger and thereby becoming a wholly-owned subsidiary of Endo. If the Minimum Condition (as defined in Section 15—“Conditions to the Offer”) and the other conditions to the Offer are satisfied or waived and we consummate the Offer, we intend to effect the Merger as soon as practicable in accordance with Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by BioSpecifics stockholders.

The Merger will become effective upon the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, or at a later time and day as may be agreed in writing by the parties and specified in the certificate of merger. We refer to the time and day the Merger becomes effective as the “Effective Time”.

See Section 11—“The Transaction Agreements” and Section 15—“Conditions to the Offer”.

Will you have the financial resources to make payment?

Yes. Neither the consummation of the Offer nor the Merger is subject to any financing condition. The total amount of funds estimated to be required by Endo and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer, to complete the Merger and to fund payments in respect of outstanding BioSpecifics stock options and outstanding BioSpecifics restricted stock units is approximately $658 million, excluding related fees and expenses. Endo and Purchaser anticipate funding these cash requirements from Endo’s available cash on hand.

See Section 9—“Source and Amount of Funds”.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	we have sufficient cash on hand to finance the Offer and the Merger;

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer and the Merger are not subject to any financing condition; and

•

if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price) (subject to limited exceptions for (a) Shares owned by Endo, Purchaser, BioSpecifics or by any of their direct or indirect wholly-owned subsidiaries, in each case at the commencement of the Offer and immediately prior to the Effective Time, and (b) Shares owned by any stockholders who have properly and validly demanded their appraisal rights in compliance with Section 262 of the DGCL), and Endo will have sufficient cash on hand to pay for all such Shares.

See Section 9—“Source and Amount of Funds”.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute after 11:59 PM, New York time, on December 1, 2020, which is the 20th business day following the commencement of the Offer (the “Expiration Time”), unless Purchaser has extended the Offer pursuant to and in accordance with the Merger Agreement (in which event the “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire) or the Offer is earlier terminated pursuant to and in accordance with the Merger Agreement. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that these institutions may establish their own earlier deadline for tendering Shares in the Offer. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit your nominee to tender your Shares by the Expiration Time.

The date and time of irrevocable acceptance for payment by Purchaser of all Shares validly tendered and not validly withdrawn in the Offer pursuant to and subject to the conditions of the Offer is referred to as the “Acceptance Time”.

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

Can the Offer be extended and under what circumstances?

Yes, the Offer and the Expiration Time can be extended in accordance with the Merger Agreement under the following circumstances:

•

If, as of the then-scheduled Expiration Time, any of the Offer Conditions (as defined below) other than the Minimum Condition (as defined in Section 15—“Conditions to the Offer”) is not satisfied or has not been waived, we may (and, if requested by BioSpecifics, must) extend the Offer on one or more occasions for an additional period of up to 15 business days per extension, or any longer period as may be approved by BioSpecifics, to permit the satisfaction of all Offer Conditions.

•

If, as of the then-scheduled Expiration Time, the Minimum Condition is not satisfied or has not been waived, we may (and, if requested by BioSpecifics, must) extend the Offer on one or more occasions for an additional period of up to 10 business days per extension, or any longer period as may be approved by BioSpecifics, to permit the Minimum Condition to be satisfied (provided that Purchaser is not required to extend the Offer in these circumstances on more than three occasions, but may, in its sole discretion, elect to do so).

•

We also must extend the Offer as required by applicable legal requirements and any rule, regulation, interpretation or position of the SEC or its staff or the Nasdaq Global Select Market (“Nasdaq”) that is applicable to the Offer.

However, in no event will Purchaser be required to extend the Offer beyond April 19, 2021 (or, in the event that the Antitrust Condition, the Restraint Condition (solely in respect of any antitrust law) or the Litigation Condition (each, as defined below) have not been satisfied as of that date, July 19, 2021). If we extend the Offer, the extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer and Section 15—“Conditions to the Offer”.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of any extension and will make a public announcement of the extension no later than 9:00 a.m., New York time, on the next business day after the previously scheduled Expiration Time.

See Section 1—“Terms of the Offer”.

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (collectively, the “Offer Conditions”):

•

the expiration or termination of any waiting period applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the receipt of any approval under the Competition Act 2002, as amended, of Ireland (the “Competition Act”), in each case, without the imposition of a Burdensome Condition (as defined in the Merger Agreement and described in more detail in Section 11—“The Transaction Agreements—Antitrust Filings”) (as further defined in Section 15—“Conditions to the Offer”, the “Antitrust Condition”);

•

that, as of immediately prior to the Expiration Time, the Shares validly tendered and not validly withdrawn in accordance with the terms of the Offer, and received by the Depositary in accordance with the procedures set forth in Section 251(h) of the DGCL (as described in more detail in Section 3—“Procedures for Accepting the Offer and Tendering Shares”), together with the Shares then owned by Endo, Purchaser and their respective affiliates (if any), represent at least a majority of all then outstanding Shares on a fully diluted basis (as further defined in Section 15—“Conditions to the Offer”, the “Minimum Condition”);

•

that no governmental authority of competent and applicable jurisdiction has enacted, issued or promulgated any law or issued or granted any order that is in effect as of immediately prior to the Expiration Time and has the effect of making the transactions contemplated by the Merger Agreement illegal, or the effect of prohibiting or otherwise preventing the transactions contemplated by the Merger Agreement (as further defined in Section 15—“Conditions to the Offer”, the “Restraint Condition”);

•

that there is no pending legal proceeding under any antitrust law brought by any applicable governmental authority that (a) challenges or seeks to make illegal, prohibit or otherwise prevent the transactions contemplated by the Merger Agreement or (b) seeks to impose any Burdensome Condition (as defined in the Merger Agreement and described in more detail in Section 11—“The Transaction Agreements—Antitrust Filings”) thereon (as further defined in Section 15—“Conditions to the Offer”, the “Litigation Condition”);

•

the accuracy of the representations and warranties made by BioSpecifics in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement, as described in more detail in Section 15—“Conditions to the Offer” (as further defined in Section 15—“Conditions to the Offer”, the “Representations Condition”);

•

that BioSpecifics has not breached or failed to perform any covenant or agreement required to be performed, or complied with, by it under the Merger Agreement, subject to materiality and other qualifications set forth in the Merger Agreement, as described in more detail in Section 15—“Conditions to the Offer” (as further defined in Section 15—“Conditions to the Offer”, the “Covenant Condition”);

•

that since October 19, 2020, no Company Material Adverse Effect (as defined in the Merger Agreement and described in more detail in Section 11—“The Transaction Agreements—Representations and Warranties”) has arisen or occurred of which the existence or consequences are still continuing as of immediately prior to the Expiration Time (as further defined in Section 15—“Conditions to the Offer”, the “MAE Condition”);

•

the receipt by Endo of a certificate, signed by BioSpecifics’ Chief Executive Officer on behalf of BioSpecifics, certifying that the Representations Condition, the Covenant Condition and the MAE Condition have been satisfied; and

•	that the Merger Agreement has not been terminated in accordance with its terms (the “Termination Condition”).

Purchaser expressly reserves the right (but is not obligated) to waive any of the Offer Conditions and make any change or modification to the terms and conditions of the Offer, including the Offer Conditions. However, without the prior written consent of BioSpecifics, we are not permitted to (a) amend, waive or modify the Minimum Condition, the Termination Condition, the Antitrust Condition or the Restraint Condition, (b) change the form of consideration payable in the Offer, (c) decrease the Offer Price, (d) decrease the number of Shares sought to be purchased in the Offer, (e) extend the Offer or the Expiration Time except as permitted under the Merger Agreement, (f) impose conditions to the Offer other than the Offer Conditions or (g) amend any term or condition of the Offer in any manner that adversely affects, or would reasonably be expected to adversely affect the BioSpecifics stockholders, subject to Endo’s and Purchaser’s rights or obligations to extend the Offer as permitted under the Merger Agreement.

See Section 15—“Conditions to the Offer”.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (a) tender your Shares in the Offer by delivering the certificates for your Shares (“Share Certificates”), together with a completed and signed Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal, to the Depositary or (b) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, including an Agent’s Message (as defined below) in lieu of a Letter of Transmittal no later than the Expiration Time.

If you hold Shares in “street” name through a broker, dealer, commercial bank, trust company or other nominee, your Shares can be tendered by your broker, dealer, commercial bank, trust company or other nominee through the Depositary. You must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If your Share Certificates are not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed

Delivery (as defined below). Please contact D.F. King & Co., Inc. (the “Information Agent”) for assistance at its address and telephone number set forth on the back cover of this Offer to Purchase.

In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in Section 3— “Procedures for Accepting the Offer and Tendering Shares”) and a properly completed and duly executed Letter of Transmittal (or an Agent’s Message in lieu of a Letter of Transmittal) and any other required documents for such Shares.

See Section 2—“Acceptance for Payment and Payment for Shares” and Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

Have any stockholders already agreed to tender their Shares in the Offer?

Yes, in connection with the execution of the Merger Agreement, on October 19, 2020, Purchaser and Endo entered into a support agreement (the “Support Agreement”) with the Marital Trust U/W/O Edwin H. Wegman Dated 8-10-06 (the “Supporting Stockholder”). The Support Agreement generally requires that the Supporting Stockholder validly tender all of its shares after commencement of the Offer and to vote against any action, agreement or transaction involving BioSpecifics that can impede, interfere with or prevent the consummation of the Merger. The Support Agreement will terminate upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the delivery of written notice of termination by the Supporting Stockholder to Endo and Purchaser following any amendment, modification, change or waiver to any provision of the Merger Agreement that decreases the amount or changes the form of the cash consideration (other than adjustments in accordance with the terms of the Merger Agreement), (c) the BioSpecifics Board or any authorized committee thereof has effected a BioSpecifics Board Recommendation Change (as defined below) in accordance with the terms and conditions of the Merger Agreement, and (d) the Effective Time.

The Supporting Stockholder beneficially owned, in the aggregate, 935,073 Shares, which represented approximately 12.7% of BioSpecifics’ total outstanding Shares based on 7,344,955 outstanding Shares as of October 28, 2020.

See Section 11—“The Transaction Agreements”.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to one minute after 11:59 PM, New York time, on December 1, 2020, unless we extend the Offer pursuant to the Merger Agreement (i.e., the Expiration Time). Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after January 1, 2021, which is the 60th day after the date of the commencement of the Offer.

See Section 4—“Withdrawal Rights”.

Will there be a subsequent offering period?

We do not presently intend to offer a subsequent offering period.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal (or a manually executed facsimile thereof) with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4—“Withdrawal Rights”.

What does the BioSpecifics board of directors think of the Offer?

The Board of Directors of BioSpecifics (the “BioSpecifics Board”), among other things, has unanimously (a) determined that the Merger Agreement and the transaction contemplated thereby, including the Merger and Offer are advisable, fair to, and it is in the best interests of BioSpecifics and its stockholders, (b) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger the Offer, upon the terms and subject to the conditions contained therein, (c) determined that the Merger be effected as soon as possible after the Acceptance Time (as defined in the Merger Agreement) without a vote of BioSpecifics’ stockholders pursuant to Section 251(h) of the DGCL, (d) resolved that the stockholders of BioSpecifics accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (e) resolved that no rights be distributed or exercisable under BioSpecifics’ stockholders’ rights plan, and determined that BioSpecifics’ stockholders’ rights plan will have no force or effect, with respect to the Offer, the Merger and the other transactions contemplated thereby.

See the “Introduction” and Section 10—“Background of the Offer and the Merger”. A more complete description of the reasons for the BioSpecifics Board’s approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by BioSpecifics with the SEC on November 2, 2020, and to be mailed to all BioSpecifics stockholders.

When and how will I be paid for my tendered Shares?

Upon the terms and subject to the satisfaction or waiver of the Offer Conditions (as defined below), we will, as promptly as practicable following the Acceptance Time, accept for payment and, promptly following the Acceptance Time, pay for all of the Shares validly tendered and not validly withdrawn pursuant to the Offer.

We will pay for Shares that are validly tendered and not validly withdrawn by depositing the aggregate Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after (a) timely receipt by the Depositary of Share Certificates or timely confirmation of a book-entry transfer into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, (b) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal.

See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares”.

If the Offer is completed, will BioSpecifics continue as a public company?

No. As soon as practicable following the Acceptance Time, we expect to complete the Merger pursuant to applicable provisions of Delaware law and take steps to ensure that the Shares will cease to be publicly traded.

See Section 13—“Certain Effects of the Offer”.

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we consummate the Offer, and accordingly we acquire a majority of the outstanding Shares on a fully diluted basis, then, in accordance with the terms of the Merger Agreement, and subject to the satisfaction of or waiver of the conditions to the Merger as described in Section 1—“Terms of the Offer”, we will complete the Merger as soon as practicable pursuant to applicable sections of the DGCL without a vote on the adoption of the Merger

Agreement by BioSpecifics’ stockholders. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted without the prior written consent of BioSpecifics) to accept the Shares for purchase in the Offer, nor will we consummate the Merger. See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, if we complete the Offer, BioSpecifics’ stockholders who have not tendered their Shares in the Offer (a) will not be required to vote on the adoption of the Merger Agreement, (b) will be entitled to appraisal rights under Section 262 of the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer and (c) will, upon consummation of the Merger, if they do not validly exercise appraisal rights under Delaware law, have their Shares converted into the right to receive the Offer Price (the “Merger Consideration”), without interest and less any applicable withholding taxes.

See Section 11—“The Transaction Agreements”, Section 12—“Purpose of the Offer; Plans for BioSpecifics—Merger Without a Vote of the BioSpecifics Stockholders” and Section 16—“Certain Legal Matters; Regulatory Approvals”.

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and the conditions to the Merger described in Section 11—“The Transaction Agreements” are satisfied or waived, the Merger will be consummated as soon as practicable following the Acceptance Time in accordance with the terms of the Merger Agreement and without a vote by the BioSpecifics stockholders, and at the Effective Time, each Share outstanding prior to the Effective Time (other than (a) Shares owned by Endo, Purchaser, BioSpecifics or by any of their direct or indirect wholly-owned subsidiaries, in each case at the commencement of the Offer and immediately prior to the Effective Time, (b) Shares irrevocably accepted for purchase pursuant to the Offer or (c) Shares owned by any stockholders who have properly and validly demanded their appraisal rights in compliance with Section 262 of the DGCL) will be automatically converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier and no appraisal rights will be available to you if you tender your Shares.

See the “Introduction” and Section 13—“Certain Effects of the Offer”.

What is the market value of my Shares as of a recent date?

On October 16, 2020, the last full trading day before the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on Nasdaq was $61.02 per Share. On October 30, 2020 the last full trading day before the commencement of the Offer, the reported closing sale price on Nasdaq was $88.10 per Share.

See Section 6—“Price Range of Shares; Dividends”.

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Endo, BioSpecifics will not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on the Shares.

See Section 6—“Price Range of Shares; Dividends”.

Will I have appraisal rights in connection with the Offer?

No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, BioSpecifics stockholders whose Shares have not been purchased by Purchaser pursuant to the Offer will be entitled to appraisal rights under Section 262 of the DGCL. Stockholders must properly and validly demand their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. From and after the Effective Time, Shares held by BioSpecifics’ stockholders who are entitled to demand and have properly and validly demanded their appraisal rights in compliance in all respects with Section 262 of the DGCL will no longer be outstanding and will automatically be canceled and cease to exist, and each holder of any such Shares will cease to have any rights with respect thereto, other than the right to receive an amount as may be determined pursuant to Section 262 of the DGCL.

A more detailed discussion of appraisal rights can be found in Section 16—“Certain Legal Matters; Regulatory Approvals” and a copy of Section 262 of the DGCL has been filed as Annex B to BioSpecifics’ Solicitation/Recommendation Statement on Schedule 14D-9.

What will happen to my stock options in the Offer?

Stock options to purchase Shares (“BioSpecifics Options”) are not sought in or affected by the Offer. Immediately prior to the Effective Time, each outstanding BioSpecifics Option will be surrendered and canceled as of the Effective Time and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (a) the number of Shares underlying such BioSpecifics Option immediately prior to the Effective Time and (b) the amount, if any, by which the Offer Price exceeds the per Share exercise price of such BioSpecifics Option, less any applicable withholding taxes. Each BioSpecifics Option with an exercise price equal to or greater than the Offer Price will be canceled without consideration.

See Section 11—“The Transaction Agreements—Merger Agreement—Treatment of BioSpecifics Equity Awards”.

What will happen to my restricted stock units in the Offer?

Restricted stock units in respect of Shares (“BioSpecifics RSUs”) are not sought in or affected by the Offer. However, pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, each outstanding BioSpecifics RSU that remains outstanding as of immediately prior to the Effective Time will become fully vested (to the extent unvested) and, as of the Effective Time, be converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (a) the number of Shares underlying such BioSpecifics RSU immediately prior to the Effective Time and (b) the Offer Price, less any required withholding taxes.

See Section 11—“The Transaction Agreements—Merger Agreement—Treatment of BioSpecifics Equity Awards”.

What are the U.S. federal income tax consequences of tendering Shares?

The exchange of Shares for the Offer Price pursuant to the Offer or the Merger (or for cash upon exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes.

We urge you to consult your tax advisors as to the particular tax consequences to you of the Offer and the Merger (including the application and effect of any state, local or non-U.S. income and other tax laws). See Section 5—“Certain United States Federal Income Tax Considerations” for a discussion of certain U.S. federal income tax considerations of the Offer and the Merger.

Who should I call if I have questions about the Offer?

D.F. King & Co., Inc. is acting as the Information Agent for the Offer. BioSpecifics’ stockholders may call D.F. King & Co., Inc. toll free at (866) 796-1292. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of BioSpecifics:

Beta Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Endo International plc, a public limited company incorporated in Ireland (“Endo”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of BioSpecifics Technologies Corp., a Delaware corporation (“BioSpecifics”), at a price of $88.50 per Share (the “Offer Price”), net to the holder in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 19, 2020, by and among Endo, Purchaser and BioSpecifics (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into BioSpecifics (the “Merger”) in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”) without a vote on the adoption of the Merger Agreement by BioSpecifics’ stockholders, with BioSpecifics continuing as the surviving corporation in the Merger and thereby becoming a wholly-owned subsidiary of Endo (the “Surviving Corporation”). At the closing of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (a) Shares owned by Endo, Purchaser, BioSpecifics or by any of their direct or indirect wholly-owned subsidiaries, in each case at the commencement of the Offer and immediately prior to the effective time of the Merger, (b) Shares irrevocably accepted for purchase pursuant to the Offer or (c) Shares owned by any stockholders who have properly and validly demanded their appraisal rights in compliance with Section 262 of the DGCL) will be automatically converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes. As a result of the Merger, BioSpecifics will cease to be a publicly traded company and will become a wholly-owned subsidiary of Endo.

The Merger Agreement is more fully described in Section 11—“The Transaction Agreements”, which also contains a discussion of the treatment of stock options granted under BioSpecifics’ stock plans (“BioSpecifics Options”) and restricted stock units in respect of Shares (“BioSpecifics RSUs”) in the Merger.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with these institutions as to whether they charge any service fees or commissions.

The Offer is conditioned upon, among other things, (a) the expiration or termination of any waiting period applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the receipt of any approval under the Competition Act 2002, as amended, of Ireland (the “Competition Act”), in each case, without the imposition of a Burdensome Condition (as defined in the Merger Agreement and described in more detail in Section 11—“The Transaction Agreements—Antitrust Filings”), (b) that, as of immediately prior to the Expiration Time (as defined below), the number of Shares validly tendered and not validly withdrawn in accordance with the terms of the Offer, and received by the Depositary in accordance with the procedures set forth in Section 251(h) of the DGCL (as described in more detail in Section 3—“Procedures for Accepting the Offer and Tendering Shares”), together with the Shares then owned by Endo, Purchaser and their respective affiliates (if any), represent at least a majority of all then outstanding Shares on a fully diluted basis (the “Minimum Condition”), (c) the absence of any law or order issued by any governmental authority that has the effect of making the transactions contemplated by the Merger Agreement illegal or the effect of prohibiting or otherwise preventing the transactions contemplated by the Merger Agreement, (d) the absence of any pending legal proceeding under any antitrust law brought by a governmental authority that challenges or seeks to make illegal, prohibit or otherwise prevent the transactions contemplated by the Merger Agreement, or that seeks to impose any Burdensome Condition (as defined in the Merger Agreement and described in more detail in Section 11—“The Transaction Agreements—Antitrust Filings”) thereon, (e) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement and described in more detail in Section 11—“The Transaction Agreements—Representations and Warranties”) the existence or consequences of which are continuing as of immediately prior to the Expiration Time and (f) that the Merger Agreement has not been terminated in accordance with its terms. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15—“Conditions to the Offer”. Neither the consummation of the Offer nor the Merger is subject to any financing condition.

The Board of Directors of BioSpecifics (the “BioSpecifics Board”), among other things, has unanimously (a) determined that the Merger Agreement and the transaction contemplated thereby, including the Merger and Offer are advisable, fair to, and it is in the best interests of BioSpecifics and its stockholders, (b) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby upon the terms and subject to the conditions contained therein, (c) determined that the Merger be effected as soon as possible after the Acceptance Time (as defined in the Merger Agreement) without a vote of BioSpecifics’ stockholders pursuant to Section 251(h) of the DGCL, (d) resolved that the stockholders of BioSpecifics accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (e) resolved that no rights be distributed or exercisable under BioSpecifics’ stockholders’ rights plan, and determined that BioSpecifics’ stockholders’ rights plan will have no force or effect, with respect to the Offer, the Merger and the other transactions contemplated thereby.

A more complete description of the BioSpecifics Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by BioSpecifics with the U.S. Securities and Exchange Commission (“SEC”) on November 2, 2020 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that will be furnished to stockholders in connection with the Offer. BioSpecifics stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-headings “—Background of the Offer and Merger” and “—Reasons for the Company Board’s Recommendation”.

BioSpecifics has advised Endo that, as of the close of business on October 28, 2020, 7,344,955 Shares were outstanding, 212,187 Shares were issuable pursuant to outstanding BioSpecifics Options and 12,666 Shares were subject to issuance upon settlement of outstanding BioSpecifics RSUs.

Pursuant to the Merger Agreement, until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, the directors of Purchaser immediately prior to the Effective Time will be, from and after the Effective Time, the initial directors of the Surviving Corporation, and the officers of Purchaser immediately prior to the Effective Time will be, from and after the Effective Time, the initial officers of the Surviving Corporation.

If Purchaser consummates the Offer and the conditions to the Merger specified in the Merger Agreement are satisfied or waived, Purchaser will consummate the Merger in accordance with Section 251(h) of the DGCL as soon as practicable without a vote on the adoption of the Merger Agreement by BioSpecifics stockholders.

Certain U.S. federal income tax considerations related to the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger (or for cash upon exercise of appraisal rights) are described in Section 5—“Certain United States Federal Income Tax Considerations”.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, BioSpecifics stockholders will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with Section 262 of the DGCL. BioSpecifics stockholders must properly and validly demand their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 16—“Certain Legal Matters; Regulatory Approvals”.

This Offer to Purchase and the Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Time (as defined below) and not validly withdrawn as permitted under Section 4—“Withdrawal Rights”. The term “Expiration Time” means one minute after 11:59 PM, New York time, on December 1, 2020, which is the 20th business day following the commencement of the Offer, unless Purchaser has extended the Offer pursuant to and in accordance with the Merger Agreement (in which event the “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire). The date and time of irrevocable acceptance for payment by Purchaser of all Shares validly tendered and not validly withdrawn in the Offer pursuant to and subject to the conditions of the Offer is referred to as the “Acceptance Time”.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, that the Merger Agreement has not been terminated in accordance with its terms and the satisfaction of the other conditions described in Section 15—“Conditions to the Offer”.

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, if, as of the then-scheduled Expiration Time, any of the Offer Conditions other than the Minimum Condition is not satisfied or has not been waived, we may (and, if requested by BioSpecifics, must) extend the Offer on one or more occasions for an additional period of up to 15 business days per extension, or any longer period as may be approved by BioSpecifics, to permit the satisfaction of all Offer Conditions.

In addition, if, as of the then-scheduled Expiration Time, the Minimum Condition is not satisfied or has not been waived, we may (and, if requested by BioSpecifics, must) extend the Offer on one or more occasions for an additional period of up to 10 business days per extension, or any longer period as may be approved by BioSpecifics, to permit the Minimum Condition to be satisfied (provided that Purchaser is not required to extend the Offer in these circumstances on more than three occasions, but may, in its sole discretion, elect to do so).

We also must extend the Offer as required by applicable legal requirements and any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq that is applicable to the Offer.

However, in no event will Purchaser be required to extend the Offer beyond April 19, 2021 (or, in the event that the Antitrust Condition, the Restraint Condition (solely in respect of any antitrust law) or the Litigation Condition (each as defined in Section 15—“Conditions to the Offer”) have not been satisfied as of that date, July 19, 2021). If we extend the Offer, the extension will extend the time that you will have to tender (or withdraw) your Shares.

Purchaser expressly reserves the right (but is not obligated) to waive any of the Offer Conditions and make any change or modification to the terms and conditions of the Offer, including the Offer Conditions. However, without the prior written consent of BioSpecifics, we are not permitted to (a) amend, waive or modify the Minimum Condition, the Termination Condition, the Antitrust Condition or the Restraint Condition (each as defined in Section 15—“Conditions to the Offer”), (b) change the form of consideration payable in the Offer, (c) decrease the Offer Price, (d) decrease the number of Shares sought to be purchased in the Offer, (e) extend the Offer or the Expiration Time except as permitted under the Merger Agreement, (f) impose conditions to the Offer other than the Offer Conditions or (g) amend any term or condition of the Offer in any manner that adversely affects, or would reasonably be expected to adversely affect the BioSpecifics stockholders, subject to Endo’s and Purchaser’s rights or obligations to extend the Offer as permitted under the Merger Agreement.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement of the extension, termination or amendment, and any announcement in the case of an extension will be made no later than 9:00 a.m., New York time, on the next business day after the previously scheduled Expiration Time, and we will notify the Depositary of any extension. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights”. However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period is generally required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, the increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether those Shares were tendered before or after the announcement of the increase in consideration.

There will not be a “subsequent offering period” (as defined in Rule 14d-1 of the Exchange Act) for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and any applicable rules and regulations of the SEC, not to accept for payment any Shares if, as of immediately prior to the Expiration Time, any of the Offer Conditions have not been satisfied. See Section 15— “Conditions to the Offer”. Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11—“The Transaction Agreements—Merger Agreement—Termination”.

As soon as practicable following the Acceptance Time, in accordance with the terms of the Merger Agreement, we will complete the Merger in accordance with Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by the BioSpecifics stockholders.

The Merger will become effective upon the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, or a later time and day as may be agreed in writing by the parties and specified in the certificate of merger. We refer to the time and day the Merger becomes effective as the “Effective Time”.

BioSpecifics has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of BioSpecifics as of October 29, 2020 provided to us by BioSpecifics and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose nominees, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the satisfaction or waiver (to the extent waivable by Endo or Purchaser) of the Offer Conditions set forth in Section 15—“Conditions to the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will, and Endo will cause Purchaser to, as promptly as practicable following the Acceptance Time, accept for payment and, promptly following the Acceptance Time, pay for all of the Shares validly tendered and not validly withdrawn pursuant to the Offer. See Section 1—“Terms of the Offer”.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after (a) timely receipt by the Depositary of certificates for such Shares (“Share Certificates”) or timely confirmation of a book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depositary’s account at The Depository Trust Company (the “DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for any Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The term “Agent’s Message” means a message, transmitted by the DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the DTC has received an express acknowledgment from the participant in the DTC tendering the Shares that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing an Agent’s Message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms set forth in the Merger Agreement and subject to the Offer Conditions, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, such Shares will be credited to an account maintained at the DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time.

If you hold Shares in “street” name through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

If your Share Certificates are not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery, as discussed in greater detail below. Please contact the Information Agent (as defined below) for assistance.

Book-Entry Transfer.

The Depositary will establish an account with respect to Shares at the DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the DTC may make a book-entry delivery of Shares by causing the DTC to transfer such Shares into the Depositary’s account at the DTC in accordance with the DTC’s procedures for the transfer. However, although delivery of Shares may be effected through book-entry transfer at the DTC, an Agent’s Message and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•

the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the DTC’s systems whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith and the registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•

Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution”, as that term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively, “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on the Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. Shares may also be tendered if all the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•

a properly completed and duly executed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), substantially in the form made available by Purchaser, must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within two trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares to which the Notice of Guaranteed Delivery relates are received by the Depositary in accordance with the procedures set forth in Section 251(h) of the DGCL.

The method of delivery of the Letter of Transmittal, any Share Certificates and all other required documents, including delivery through the DTC, is at the option and the risk of the tendering stockholder and the delivery will be deemed made, and the risk of loss of such Share Certificate(s) and other documents will pass, only when actually received by the Depositary (including, in the case of book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements. Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after (a) timely receipt by the Depositary of Share Certificates for such Shares or a Book-Entry Confirmation pursuant to the procedures set forth in this Section 3, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that the stockholder has the full power and authority to tender and assign Shares tendered, as specified in the Letter of Transmittal or the Book-Entry Confirmation, as applicable, and that when accepted for payment, we will acquire good, marketable and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares by any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Endo, Purchaser, BioSpecifics, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment as Proxy. By executing and delivering the Letter of Transmittal, the tendering stockholder will irrevocably appoint designees of Purchaser as the stockholder’s proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the stockholder’s rights with respect to Shares tendered by the stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. The appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by the stockholder as provided herein. Upon appointment:

•	all such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares;

•	all prior powers of attorney, proxies and consents given by the stockholder with respect to such Shares or other securities or rights will, without further action, be revoked;

•	no subsequent powers of attorney, proxies, consents or revocations may be given by the stockholder (and, if given, will not be deemed effective); and

•

the designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of BioSpecifics’ stockholders, actions by written consent in lieu of a stockholder meeting or otherwise, as they in their sole discretion deem proper.

Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of BioSpecifics’ stockholders.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after January 1, 2021, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. The notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, any notice of withdrawal must also specify the name and number of the account at the DTC to be credited with the withdrawn Shares. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of Shares may not be rescinded. Any Shares withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Endo, Purchaser, BioSpecifics, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Considerations.

The following summary describes certain U.S. federal income tax considerations of the Offer and the Merger to stockholders of BioSpecifics whose Shares are tendered and accepted for payment of the Offer Price pursuant to the Offer or whose Shares are converted into the right to receive the Offer Price (or cash as a result of exercising appraisal rights). This summary applies only to stockholders of BioSpecifics that hold Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular stockholder. This summary does not address tax considerations applicable to stockholders that may be subject to special tax rules including, without limitation: (a) persons that are subject to special expatriation rules; (b) financial institutions; (c) insurance companies; (d) dealers or traders in securities or currencies or notional principal contracts; (e) tax-exempt entities; (f) persons that hold Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes; (g) stockholders subject to the alternative minimum tax; (h) regulated investment companies; (i) real estate investment trusts; (j) real estate mortgage investment conduits; (k) S corporations; (l) governments or agencies, instrumentalities, or controlled entities thereof, (m) persons that own (or are deemed to own) 5% or more of the outstanding Shares; (n) partnerships (or other entities treated as partnerships for U.S. federal income tax purposes) and persons who hold Shares through such partnerships (or other entities treated as partnerships for U.S. federal income tax purposes); (o) persons that have a “functional currency” other than the U.S. dollar; (p) stockholders that acquired (or will acquire) Shares through exercise of employee stock options or otherwise as compensation; (q) stockholders that hold stock eligible for special treatment under Section 1202 or Section 1045 of the Code; and (r) persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement.

This summary is not a complete analysis of all potential U.S. federal income tax considerations, nor does it address any tax considerations arising under any state, local or non-U.S. tax laws, any estate, gift, or other non-income tax laws, or the Medicare contribution tax on net investment income. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof. All of the foregoing are subject to change, and changes could apply retroactively and could affect the tax considerations described below.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all the substantial decisions of the trust or (ii) that has a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person. For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder and is not a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) for U.S. federal income tax purposes. If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership (or other entity treated as a partnership for U.S. federal income tax purposes). Partners of partnerships (or owners of interests in other entities treated as partnerships for U.S. federal income tax purposes) that hold Shares should consult their tax advisors.

The descriptions of U.S. federal income tax considerations set forth below are for general information only. You should consult your tax advisors as to the particular tax considerations relevant to you of this Offer and the Merger, including the application of U.S. federal, state, local and non-U.S. tax laws.

Considerations For U.S. Holders. The exchange of Shares for the Offer Price pursuant to the Offer or the Merger (or for cash upon exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. U.S. Holders generally will recognize capital gain or loss on the sale of Shares for the Offer Price pursuant to the Offer or the exchange of Shares for the Offer Price pursuant to the Merger (or for cash upon exercise of appraisal rights), in an amount equal to the difference, if any, between (a) the amount of cash received by the U.S. Holder and (b) the U.S. Holder’s adjusted tax basis in the Shares. Gain or loss generally will be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for the Offer Price pursuant to the Merger (or for cash upon exercise of appraisal rights). Any gain or loss generally will be long-term capital gain or loss if your holding period for such Shares exceeds one year. Long-term capital gain recognized by certain non-corporate holders, including individuals, is currently subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations.

Considerations For Non-U.S. Holders. Payments received by a Non-U.S. Holder with respect to Shares exchanged pursuant to the Offer or the Merger (as a result of exercising appraisal rights) generally will be exempt from U.S. federal income tax, unless:

•

such gain, if any, on the Shares is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to your permanent establishment or fixed base in the United States, as applicable), in which case (a) you will be subject to U.S. federal income tax generally in the same manner as if you were a U.S. Holder and (b) if you are a corporation, you may also be subject to branch profits tax on such gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty); or

•

you are an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares (net of certain losses recognized during such year).

BOTH U.S. AND NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS RELEVANT TO THEM OF THE OFFER AND THE MERGER.

6.	Price Range of Shares; Dividends.

The Shares trade on Nasdaq under the symbol “BSTC”. The following table sets forth the high and low sale prices per Share for the periods indicated. Share prices are as reported on Nasdaq based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2018
First Quarter	$44.98	$38.05
Second Quarter	$45.12	$40.54
Third Quarter	$62.50	$43.06
Fourth Quarter	$66.21	$52.71
Fiscal Year Ended December 31, 2019
First Quarter	$73.31	$58.67
Second Quarter	$70.00	$54.75
Third Quarter	$63.99	$52.03
Fourth Quarter	$60.69	$45.81
Fiscal Year Ending December 31, 2020
First Quarter	$65.87	$42.00
Second Quarter	$66.51	$50.55
Third Quarter	$69.73	$51.03
Fourth Quarter (through October 30, 2020)	$88.85	$52.50

On October 16, 2020, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on Nasdaq was $61.02 per Share. On October 30, 2020, the last full day of trading prior to the commencement of the Offer, the closing sale price per Share reported on Nasdaq was $88.10.

Stockholders are urged to obtain a current market quotation for Shares.

According to BioSpecifics’ Annual Report on Form 10-K for the year ended December 31, 2019, and BioSpecifics’ Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, each as filed with the SEC, BioSpecifics has not historically declared or paid any cash dividends on the Shares. Under the Merger Agreement, BioSpecifics is not permitted to declare, set aside, make or pay any dividends with respect to the Shares without the prior written consent of Endo.

7.	Certain Information Concerning BioSpecifics.

General. BioSpecifics was originally incorporated under the laws of the State of Delaware in 1990. BioSpecifics’ common stock is listed on Nasdaq under the symbol “BSTC”. The address of BioSpecifics’ principal executive office is 2 Righter Parkway, Delaware Corporate Center II, Wilmington, DE 19803. The telephone number of BioSpecifics’ principal executive office is (302) 842-8450.

The following description of BioSpecifics and its business has been derived from BioSpecifics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and is qualified in its entirety by reference to that report. BioSpecifics is a biopharmaceutical company involved in the development of an injectable collagenase clostridium histolyticum for multiple indications. BioSpecifics maintains intellectual property with respect to injectable collagenase clostridium histolyticum that treats, among other indications, Dupuytren’s contracture, Peyronie’s disease, cellulite, frozen shoulder syndrome, plantar fibromatosis, and uterine fibroids.

Available Information. The Shares are registered under the Exchange Act. Accordingly, BioSpecifics is subject to the information reporting requirements of the Exchange Act and, in accordance with the Exchange Act, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning BioSpecifics directors and officers, their remuneration, stock options granted to them, the principal holders of BioSpecifics’ securities, any material interests of those persons in transactions with BioSpecifics and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 29, 2020. Such reports, proxy statements and other information are available for inspection through the SEC’s website on the Internet at www.sec.gov.

Although Purchaser has no knowledge that any of the foregoing information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to BioSpecifics or its subsidiary or affiliates or for any failure by BioSpecifics to disclose any events which may have occurred or may affect the significance or accuracy of the foregoing information.

Certain Projections. BioSpecifics provided the BioSpecifics Board and its financial advisors with selected unaudited financial projections. Such information was not provided to Endo, but is described in the Schedule 14D-9, which is being filed by BioSpecifics with the SEC on the date of this Offer to Purchase and is being mailed to BioSpecifics’ stockholders together with this Offer to Purchase. BioSpecifics’ stockholders are urged to, and should, carefully read the Schedule 14D-9.

8.	Certain Information Concerning Endo and Purchaser.

Endo is a public limited company incorporated under the laws of Ireland, with its principal executive offices located at First Floor, Minerva House, Simmonscourt Road, Ballsbridge, Dublin 4, Ireland. The telephone number of Endo is 011-353-1-268-2000.

The following description of Endo and its business has been derived from Endo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and is qualified in its entirety by reference to that report. Endo is a specialty branded and generics pharmaceutical company that, through its operating subsidiaries, seeks to deliver quality medicines to patients in need through excellence in development, manufacturing and commercialization. Endo was incorporated in Ireland in 2013 as a private limited company and re-registered effective February 18, 2014 as a public limited company. Endo International plc is a holding company that conducts its operations through its subsidiaries.

Purchaser is a corporation incorporated under the laws of the State of Delaware, with its principal executive offices located at 1400 Atwater Drive, Malvern, Pennsylvania 19355. The telephone number of Purchaser is (484) 216-0000. Purchaser is a wholly-owned indirect subsidiary of Endo. Purchaser was incorporated on October 15, 2020, solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those incidental to its formation or those contemplated by the Merger Agreement, and has no assets or liabilities other than those contemplated by the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and BioSpecifics will continue as the Surviving Corporation. Until immediately prior to the time Purchaser accepts for payment Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities, other than those contemplated by the Merger Agreement. Prior to the Effective Time, Purchaser will not engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Endo and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Endo or Purchaser or, to the best knowledge of Endo and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Endo or Purchaser or, to the best knowledge of Endo and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Endo or Purchaser, or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Endo or Purchaser or, to the best knowledge of Endo and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Endo or Purchaser or, to the best knowledge of Endo and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any material contract, arrangement, understanding or relationship with any other person with respect to any securities of BioSpecifics (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Endo or Purchaser or, to the best knowledge of Endo and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with BioSpecifics or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no negotiations, transactions or material contacts between Endo or Purchaser or any of their subsidiaries, or, to the best knowledge of Endo and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and BioSpecifics or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Endo and Purchaser with the SEC, are available at the SEC’s website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

The obligations of Endo and Purchaser under the Merger Agreement are not conditioned upon Endo’s or Purchaser’s ability to obtain financing to consummate the transactions contemplated by the Merger Agreement. Endo has represented to BioSpecifics that Endo currently has, and at all times from and after the date of the Merger Agreement and through the Acceptance Time and the Effective Time will have, available to it, sufficient funds for the satisfaction of all of Endo’s and Purchaser’s obligations under the Merger Agreement, including the payment of the aggregate Offer Price and Merger Consideration and the consideration in respect of the BioSpecifics Options and the BioSpecifics RSUs and to pay all related fees and expenses required to be paid by Endo or Purchaser pursuant to the terms of the Merger Agreement. Endo estimates that the total amount of funds required by Endo and Purchaser to consummate the Offer and the Merger and to fund payments in respect of outstanding BioSpecifics Options and BioSpecifics RSUs is approximately $658 million, excluding related fees and expenses. Endo and Purchaser expect to finance the Offer, the Merger, and any fees, costs and expenses entirely with available cash on hand.

10.	Background of the Offer and the Merger.

The following contains a description of material contacts between representatives of Endo or Purchaser and representatives of BioSpecifics that resulted in the execution of the Merger Agreement and the agreements related to the Offer. The discussion below covers only the material contacts and does not attempt to describe every communication between representatives of Endo or Purchaser and representatives of BioSpecifics. For a summary of BioSpecifics’ activities relating to these contacts, please refer to BioSpecifics’ Schedule 14D-9 that will be filed with the SEC and mailed to all BioSpecifics’ stockholders with this Offer to Purchase.

The board of directors of Endo and Endo’s executive management regularly evaluate Endo’s performance, business strategy and competitive position in the industries in which it operates. In addition, the board of directors of Endo and Endo’s executive management regularly evaluate strategic opportunities, including for acquisitions of other companies or their assets.

Since October 2018, certain members of Endo’s executive management have met from time to time with representatives of BioSpecifics to discuss the existing commercial license arrangement between the two parties, including in connection with the development of Endo’s product Qwo™ (collagenase clostridium histolyticum-aaes) and other strategic opportunities, including the possibility of Endo acquiring BioSpecifics in a transaction. However, on these prior occasions, representatives of Endo and BioSpecifics did not continue on to discuss any further details about a possible acquisition of BioSpecifics including price, structure or other terms.

In early August 2020, management of Endo began discussing with BioSpecifics potential modifications to its license agreement with BioSpecifics. During discussions related to the license agreement and the potential for further development of XIAFLEX® and Qwo™ for other indications, on August 12, 2020, Mr. Blaise Coleman, the Chief Executive Officer of Endo, indicated to Mr. Joseph Truitt, the Chief Executive Officer of BioSpecifics, that Endo might be interested in acquiring BioSpecifics and that he and Mr. Truitt should further discuss the strategic rationale of an acquisition.

On August 18, 2020, Mr. Coleman and Mr. Truitt met in person in King of Prussia, PA. At that meeting, Mr. Truitt discussed BioSpecifics’ strategy and the related operating environment. In the course of the discussion, Mr. Coleman and Mr. Truitt discussed the possibility of, and rationale for, Endo acquiring BioSpecifics in a transaction.

On August 21, 2020, Endo submitted to BioSpecifics a written non-binding indication of interest (the “First NBIOI”). Pursuant to the First NBIOI, Endo proposed to acquire 100% of the Shares of BioSpecifics for $85.00 per share in cash, subject to the completion of certain confirmatory due diligence requirements and the negotiation of mutually acceptable definitive transaction agreements containing customary closing conditions. This acquisition price represented a 1-day premium of approximately 27% to BioSpecifics’ closing price on August 20, 2020 and a 35% premium to BioSpecifics’ average closing price for the previous 90 days.

On August 26, 2020, Mr. Truitt contacted Mr. Coleman to discuss the First NBIOI and indicated to Mr. Coleman that the board of directors of BioSpecifics had evaluated Endo’s proposal, but that Endo would need to offer more value in order for the board of directors of BioSpecifics to consider an acquisition by Endo. During the call, Mr. Coleman and Mr. Truitt agreed to schedule a meeting for the following week to review BioSpecifics’ recently completed financial analysis on potential future indications for XIAFLEX® and Qwo™.

On September 1, 2020, Mr. Alex Monteith, the Chief Business Officer of BioSpecifics, and representatives of ClearView Healthcare Partners LLC, a consultant previously engaged by BioSpecifics to advise on the value of future pipeline indications, gave a presentation to Endo management on additional potential indications for XIAFLEX® and Qwo™ in order to demonstrate the value that the acquisition of BioSpecifics offered to Endo and that, as a result, the offer price should be increased.

On September 4, 2020, the board of directors of Endo held a special meeting. Representatives of Endo’s executive management were present during the meeting. Representatives of Endo’s executive management reviewed the strategic rationale for acquiring BioSpecifics with the board of directors of Endo including, among other things, the potential rate of return and impact on Endo. Following discussion, the board of directors of Endo authorized further exploration of a transaction with BioSpecifics, and if justified by the results of a due diligence analysis, an increase in the offer price per share, subject to certain parameters specified by the board.

On September 8, 2020, Mr. Coleman contacted Mr. Truitt and indicated that Endo would be willing to consider increasing the offer price per share to $88.50 in cash, subject to confirming the increase in the value offered through a due diligence investigation of BioSpecifics.

On September 11, 2020, Mr. Truitt and Mr. Coleman had a call to discuss the potential transaction. After discussion, the parties agreed that the next step was to engage in limited, price-confirmatory due diligence in order to provide Endo with information necessary to better evaluate its offer price.

On September 15, 2020, Mr. Coleman provided the board of directors of Endo with an update on the status of the proposed acquisition of BioSpecifics.

On September 15, 2020, Mr. Coleman contacted Mr. Truitt and informed Mr. Truitt that he had updated the board of directors of Endo and that the board of directors of Endo was supportive of moving forward with due diligence in order to better evaluate its offer price.

On September 16, 2020, Morgan Lewis & Bockius LLP (“Morgan Lewis”), BioSpecifics’ legal counsel, sent Endo a draft confidentiality agreement, including a customary standstill provision and related “fall away” provisions to facilitate further discussions on the basis of confidential information. Skadden, Arps, Slate Meagher & Flom LLP (“Skadden”), Endo’s legal counsel, responded with comments to the confidentiality agreement on September 17, 2020. Following negotiation, on September 22, 2020, Endo and BioSpecifics executed the confidentiality agreement. Also, on September 22, 2020, representatives of Endo, BioSpecifics, Skadden and Morgan Lewis had a conference call to discuss certain due diligence topics.

On September 23, 2020, certain Endo representatives and representatives of Skadden received access to a virtual data room containing limited price-confirmatory due diligence information in the “first round” of the due diligence process. Certain Endo representatives and representatives of Skadden had follow-up calls and email exchanges with members of BioSpecifics’ management and representatives of Morgan Lewis.

On September 30, 2020 and in the subsequent days, Mr. Truitt and Mr. Coleman further discussed the potential transaction and the first round of the due diligence process, including certain of Endo’s due diligence findings.

On October 5, 2020, Mr. Coleman informed Mr. Truitt that Endo had completed its due diligence review and intended to submit another written proposal to acquire BioSpecifics for $87.00 per share in cash. Mr. Coleman indicated that this decline in the offer price was due to third party royalty obligations of BioSpecifics on licensed indications.

Later that day, Endo delivered a second non-binding indication of interest to BioSpecifics, indicating Endo’s willingness to acquire 100% of the Shares of BioSpecifics at a price of $87.00 per share in cash, which Endo noted represented a 1-day premium of approximately 66% to BioSpecifics’ closing share price on October 2, 2020 and a 57% premium to BioSpecifics’ average closing share price for the previous 30 days. The proposal indicated that the transaction was not conditioned on financing and that Endo would be willing to work expeditiously towards negotiating definitive agreements and announcing a transaction.

On October 6, 2020, Mr. Truitt contacted Mr. Coleman and indicated that Endo’s proposal was inadequate and would not provide a basis for the board of directors of BioSpecifics to move forward.

On October 7, 2020, Mr. Coleman contacted Mr. Truitt and submitted a “best and final” offer pursuant to which he offered to acquire all outstanding Shares of BioSpecifics for $88.50 per share in cash. Following receipt of the $88.50 proposal, representatives of Centerview Partners LLC (“Centerview”), financial advisor to BioSpecifics, and PJT Partners LP (“PJT”), financial advisor to Endo, discussed certain aspects of Endo’s proposal, and during such discussion, PJT confirmed that the $88.50 proposal was Endo’s best and final offer. Thereafter, Mr. Truitt contacted Mr. Coleman and indicated he had spoken with the board of directors of BioSpecifics and that the board of directors of BioSpecifics had agreed, on the basis of Endo’s increased $88.50 per share offer, to proceed with an effort to negotiate the terms of definitive transaction agreements.

On October 8, 2020, BioSpecifics provided representatives of Endo, Skadden and PJT with access to additional comprehensive due diligence materials in the virtual data room. From October 8, 2020 through October 19, 2020, representatives of Morgan Lewis and Centerview responded to additional due diligence requests.

On October 9, 2020, Skadden delivered an initial draft merger agreement to Morgan Lewis.

On October 12, 2020, Skadden provided a draft stockholder support agreement to Morgan Lewis, which Endo requested be entered into by the Marital Trust U/W/O Edwin H. Wegman Dated 8-10-06 concurrently with the public announcement of a proposed transaction. Also, on October 12, 2020, Morgan Lewis sent a revised draft of the merger agreement to Skadden.

In the subsequent days leading up to October 16, 2020, representatives of Endo, Skadden, BioSpecifics and Morgan Lewis exchanged further revised drafts of the merger agreement and the stockholder support agreement and participated in calls to discuss the remaining open issues, including the definition of material adverse effect, the provisions related to BioSpecifics’ fiduciary out, including the size of the termination fee payable to Endo in connection with the termination of the merger agreement in certain circumstances (including BioSpecifics’ request to decrease the termination fee payable by BioSpecifics to 3.5% of equity value from the 3.75% of equity value requested by Endo), and the provisions relating to employees, including the bonuses for key personnel.

During the morning of October 16, 2020, Skadden sent a revised draft merger agreement to Morgan Lewis, which reflected prior negotiations.

Later that afternoon, the board of directors of Endo met to consider the terms of the merger agreement. Representatives of Endo’s executive management and representatives of Skadden and PJT also were in attendance. Representatives of Skadden discussed with the board of directors of Endo the material transaction terms. Representatives of Endo’s executive management provided a summary of Endo’s due diligence findings and reviewed management’s valuation analyses under certain scenarios. At the meeting, the board of directors of Endo unanimously declared it advisable for Endo to enter into the merger agreement, and approved the execution and delivery by Endo of the merger agreement.

From October 17 to October 18, 2020, Skadden and Morgan Lewis continued to finalize the transaction agreements.

On October 19, 2020, Endo, Purchaser and BioSpecifics executed and delivered the Merger Agreement. The Marital Trust U/W/O Edwin H. Wegman Dated 8-10-06 also executed and delivered a stockholder support agreement with Endo and Purchaser, pursuant to which it agreed to tender its shares in the Offer.

Before the opening of trading on the NASDAQ on October 19, 2020, Endo issued a press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Endo and Purchaser to acquire all the outstanding Shares of BioSpecifics at a price of $88.50 per Share in cash.

On November 2, 2020, Purchaser commenced the Offer and filed this Schedule TO-T.

11.	The Transaction Agreements.

The following are summaries of the material terms of the Merger Agreement, the Support Agreement and the Confidentiality Agreement (as defined below). They have been included to provide investors and stockholders with information regarding the terms of such agreements. The following summaries do not purport to be complete and are qualified in their entirety by reference to the definitive agreements themselves, which have been filed as exhibits to the Schedule TO. BioSpecifics’ stockholders and other interested parties should read the Merger Agreement, the Support Agreement and the Confidentiality Agreement in their entirety for more complete descriptions of the terms summarized below. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8—“Certain Information Concerning Endo and Purchaser”.

The following description of the Merger Agreement and the transactions contemplated thereunder is not complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is hereby filed as Exhibit (d)(1) hereto and incorporated herein by reference. The Merger Agreement and the foregoing description thereof have been included to provide investors and stockholders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about Endo, Purchaser or BioSpecifics. The representations, warranties, and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement, and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties, and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties, and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties, and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and are also qualified in important part by a confidential disclosure schedule delivered by BioSpecifics to Endo in connection with the Merger Agreement. Investors and stockholders are not third party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties, and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties, and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Merger Agreement

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable (but in no event more than 10 business days) after the date of the Merger Agreement and that, on the terms and subject to the conditions set forth in the Merger Agreement and the Offer, Purchaser will, at or as promptly as practicable following the Expiration Time, but in any event within one Business Day (as defined in the Merger Agreement) thereafter, irrevocably accept for payment, and, promptly following acceptance for payment, but in any event within three Business Days (as defined in the Merger Agreement) thereafter, pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer. Unless the Offer is extended pursuant to and in accordance with the Merger Agreement, the Offer will expire at one minute after 11:59 PM, New York time, on December 1, 2020, which is the 20th business day following the commencement of the Offer. In the event that the Offer is extended pursuant to and in accordance with the Merger Agreement, then the Offer will expire on the date and at the time to which the Offer has been so extended.

The obligations of Purchaser to irrevocably accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer are subject only to the satisfaction or, if permissible under applicable law, waiver of the Offer Conditions described in Section 15—“Conditions to the Offer”. Purchaser expressly reserves the right (but is not obligated) at any time and from time to time in its sole discretion to waive, in whole or in part, any of the Offer Conditions and to make any change or modification in the terms of or conditions to the Offer (including increasing the Offer Price). However, without the prior written consent of BioSpecifics, Purchaser may not:

•	amend, waive or modify the Minimum Condition, the Termination Condition, the Antitrust Condition or the Restraint Condition;

•	make any change in the terms of or conditions to the Offer that:

•	changes the form of consideration to be paid in the Offer;

•	decreases the Offer Price or the number of Shares sought to be purchased in the Offer;

•	extends the Offer or the Expiration Time, except as permitted or required by the Merger Agreement;

•	imposes conditions to the Offer other than the Offer Conditions, as described in Section 15—“Conditions to the Offer”; or

•

amends any term or condition of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect the BioSpecifics stockholders (subject to any right or obligation of Endo or Purchaser to extend the Offer as permitted or required by the Merger Agreement).

The Merger Agreement contains provisions that govern the circumstances in which Purchaser is required or permitted to extend the Expiration Time. Unless the Merger Agreement has been terminated in accordance with its terms:

•

Purchaser must extend the Offer for the minimum period required by any law or order, or any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq, or as may be necessary to resolve any comments of the SEC or its staff or Nasdaq, in any such case that is applicable to the Offer;

•

in the event that any of the Offer Conditions, as described in Section 15—“Conditions to the Offer”, other than the Minimum Condition, are not satisfied or waived (if permitted under the Merger Agreement) as of any then scheduled expiration of the Offer, Purchaser may (and, if requested by BioSpecifics, is required to) extend the Offer for one or more successive extension periods of up to 15 business days each (or any longer period as may be approved in advance by BioSpecifics) in order to permit the satisfaction of all of the conditions to the Offer; and

•

in the event that the Minimum Condition has not been satisfied, as of any then scheduled expiration of the Offer, Purchaser may (and, if requested by BioSpecifics, is required to) extend the Offer for one or more successive extensions of 10 business days each (or any longer period as may be approved in advance by BioSpecifics) (provided that Purchaser is not required in these circumstances to extend the Offer on more than three occasions, but may, in its sole discretion, elect to do so).

Notwithstanding the foregoing, Purchaser is not, however, required to extend the Offer beyond the Termination Date (as defined below in the subsection “—Termination”). In the event that the Merger Agreement is validly terminated, Purchaser will irrevocably and unconditionally terminate the Offer and promptly return all tendered Shares to the registered holders thereof.

The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the DGCL, at the Effective Time, Purchaser will be merged with and into BioSpecifics, the separate corporate existence of Purchaser will cease and BioSpecifics will continue as the surviving corporation of the Merger and as a wholly-owned indirect subsidiary of Endo. The Merger will be effected in accordance with Section 251(h) of the DGCL as soon as practicable following the Acceptance Time. The closing of the Merger (which we refer to as the “Closing”) will take place as soon as practicable following the Acceptance Time and the satisfaction or, if permissible under applicable law, waiver of the conditions to the Merger described in the subsection “—Conditions to the Merger”, and in any event no later than two business days thereafter. On the date of the Closing, the parties will file a certificate of merger with respect to the Merger in accordance with the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and shall take such further actions as may be required to make the Merger effective. The Merger will become effective at such time of the filing of the Certificate of the Merger with the Secretary of State of the State of Delaware, or at such later time and date as may be agreed in writing by the parties and specified in the Certificate of Merger.

Certificate of Incorporation and Bylaws. At the Effective Time, subject to the provisions of the Merger Agreement, (a) the certificate of incorporation of BioSpecifics will by virtue of the merger and without any further action be amended and restated in its entirety to read as set forth on Annex B to the Merger Agreement, and (b) the bylaws of BioSpecifics will be amended and restated in its entirety to be in the form of the bylaws of Purchaser, as in effect immediately prior to the Effective Time (except that (i) the name of the Surviving Corporation will be BioSpecifics Technologies Corp. and (ii) changes necessary so that the bylaws comply with the obligations described in the subsection “—Directors’ and Officers’ Indemnification and Insurance” shall have been made).

Directors and Officers. From and after the Effective Time, until their successors are duly appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, the directors of Purchaser immediately prior to the Effective Time will be, from and after the Effective Time, the initial directors of the Surviving Corporation, and the officers of Purchaser immediately prior to the Effective Time will be, from and after the Effective Time, the initial officers of the Surviving Corporation.

Effect on Capital Stock. Upon the terms and subject to the conditions set forth in the Merger Agreement, by virtue of the Merger and without any action on the part of Endo, Purchaser, BioSpecifics, or the holders of any of the following Shares, at the Effective Time:

•

each Share that is outstanding immediately prior to the Effective Time (excluding (A) Canceled Shares, (B) Accepted Shares and (C) any Dissenting Shares (each as defined below)) will be automatically converted into the right to receive cash in an amount equal to the Offer Price (which we refer to as the “Merger Consideration”), without interest and less any applicable withholding tax, upon compliance with the applicable procedures set forth in the Merger Agreement with respect to the surrender of certificates representing Shares or the book-entry transfer of Shares;

•

each Share (A) owned by Endo, Purchaser or BioSpecifics or by any direct or indirect wholly-owned subsidiary of Endo, Purchaser or BioSpecifics, in each case at the commencement of the Offer and immediately prior to the Effective Time (the “Canceled Shares”) or (B) irrevocably accepted for purchase pursuant to the Offer (the “Accepted Shares”), will, in each case, be canceled and cease to exist without any conversion thereof or consideration paid therefor by virtue of the Merger (other than, for the avoidance of doubt, and without duplication, any consideration that remains payable with respect to any such Accepted Shares pursuant to the Offer); and

•

each share of common stock, par value $0.01 per share, of Purchaser that is outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

Shares held by BioSpecifics’ stockholders who are entitled to demand and have properly and validly demanded their statutory rights of appraisal in respect of these Shares in compliance in all respects with Section 262 of the DGCL (“Dissenting Shares”) will not be converted into or represent the right to receive the Merger Consideration. At the Effective Time, all Dissenting Shares shall be canceled and cease to exist. Holders of Dissenting Shares will be entitled to receive an amount as may be determined pursuant to Section 262 of the DGCL. However, all Dissenting Shares that are held by BioSpecifics’ stockholders who have failed to properly and validly demand or who have effectively withdrawn or otherwise lost their rights to appraisal of these Dissenting Shares under Section 262 of the DGCL will no longer be considered to be Dissenting Shares and will be deemed to have been converted into, as of the Effective Time, the right to receive the Merger Consideration, without interest and less any applicable withholding tax, upon compliance with the applicable procedures set forth in the Merger Agreement with respect to the surrender of certificates representing Shares or the book-entry transfer of Shares.

From and after the Effective Time, all Shares will no longer be outstanding and will automatically cease to exist, and will cease to have any rights with respect thereto, except as specified above.

Treatment of BioSpecifics Equity Awards. Pursuant to the terms of the Merger Agreement, effective as of immediately prior to the Effective Time, automatically and without any action on part of the holder thereof or BioSpecifics:

•

each outstanding BioSpecifics Option (whether vested or unvested) will be surrendered and canceled as of the Effective Time and converted into a the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) the aggregate number of BioSpecifics Shares underlying such BioSpecifics Option immediately prior to the Effective Time by (ii) the amount, if any, by which the Offer Price exceeds the per Share exercise price of such BioSpecifics Option, less any applicable withholding taxes, with each BioSpecifics Option with an exercise price equal to or greater than the Offer Price being canceled without consideration; and

•

each outstanding BioSpecifics RSU (whether vested or unvested) that remains outstanding as of immediately prior to the Effective Time will become fully vested (to the extent unvested) and, as of the Effective Time, be converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) the number of BioSpecifics Shares underlying such BioSpecifics RSU immediately prior to the Effective Time by (ii) the Offer Price, less any required withholding taxes.

Representations and Warranties. In the Merger Agreement, BioSpecifics has made customary representations and warranties to Endo and Purchaser, which are qualified by information set forth in a confidential disclosure letter of BioSpecifics provided to Endo and Purchaser in connection with the execution of the Merger Agreement and certain disclosures in BioSpecifics’ SEC filings since January 1, 2018 and publicly available prior to the date of the Merger Agreement, including representations and warranties relating to: organization and qualification; capitalization; subsidiaries; corporate power and authority; enforceability of the Merger Agreement; the vote of BioSpecifics stockholders required to approve the Merger if Section 251(h) of the DGCL was not in effect; required governmental authorizations; non-contravention of applicable law and orders and BioSpecifics’ organizational documents and contracts; SEC filings, financial statements and internal controls; the absence of undisclosed liabilities; the absence of a Company Material Adverse Effect (as defined below) since December 31, 2019 until the date of the Merger Agreement; the absence of certain changes to the business of BioSpecifics since June 30, 2020; information provided or included in the Schedule TO and other documents relating to the Offer; brokers’ fees; employee benefit plans; litigation; taxes; compliance with laws and permits; environmental matters; intellectual property; real property; material contracts; regulatory compliance; insurance; compliance with anti-bribery and anti-money laundering laws; Rule 14d-10 matters; related party transactions; the opinion of its financial advisors and the inapplicability of state takeover laws. Each of Endo and Purchaser has made customary representations and warranties to BioSpecifics with respect to, among other matters: organization and qualification; corporate power and authority; the enforceability of the Merger Agreement; information provided or included in the Schedule TO and other documents relating to the Offer; required governmental authorizations; non-contravention of applicable law and orders and their organizational documents and contracts; litigation; that neither is an “interested stockholder” within the meaning of Section 203 of the DGCL; availability of sufficient funds; operation of Purchaser; and brokers’ fees.

Some of the representations and warranties in the Merger Agreement made by BioSpecifics are qualified as to “materiality” or “Company Material Adverse Effect”. For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any state of facts change, occurrence, result, effect, event, circumstance or development (each, an “Effect”), that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (x) the business, assets, liabilities, condition (financial or otherwise) or results of operations of BioSpecifics and its subsidiaries, taken as a whole or, (y) the ability of BioSpecifics to consummate the Offer or Merger. However, no Effect to the extent resulting from, attributable to or arising out of any of the following will be deemed to be or constitute a “Company Material Adverse Effect”, or be taken into account when determining whether a “Company Material Adverse Effect” has occurred, in each case, pursuant to clause (x), except, in the case of clauses (a) through (f) below, to the extent these Effects disproportionately affect BioSpecifics and its subsidiaries relative to other companies operating in any industry or industries in which BioSpecifics or its subsidiaries operate, in which case the impact or impacts may be taken into account in determining whether “Company Material Adverse Effect” has occurred:

(a)	general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

(b)

conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (i) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(c)	conditions (or changes in such conditions) in the pharmaceutical or biotechnology industries;

(d)

political conditions in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any acts of war, sabotage or terrorism) in the United States or any other country or region in the world;

(e)

earthquakes, hurricanes, tsunamis, tornadoes, floods, epidemics, pandemics (including COVID-19), mudslides, wild fires or other natural disasters, weather conditions and any other force majeure events in the United States or any other country or region in the world;

(f)

changes in law or other legal or regulatory conditions (or the interpretation thereof), any quarantine, “shelter in place” or other similar law, directive or guidance promulgated by any governmental authority (“COVID-19 Measures”), or changes in generally accepted accounting principles or other accounting standards (or the interpretation thereof);

(g)

the announcement of the Merger Agreement, the consummation of the transactions contemplated by it or the identity of Endo, Purchaser or their affiliates as the acquiror of BioSpecifics, including (i) any departure or termination of any officers, directors, employees or independent contractors of BioSpecifics or its subsidiaries as a result thereof or in connection therewith and (ii) any legal proceedings made or brought on or after the date of the Merger Agreement by current or former BioSpecifics stockholders (on their own behalf or on behalf of BioSpecifics) directly arising out of the Merger Agreement or the transactions contemplated by it (provided that the exception described in this clause (g) will not apply with respect to BioSpecifics’ representations and warranties relating to non-contravention of applicable law and orders and BioSpecifics’ organizational documents and contracts);

(h)

(i) any actions taken or failure to take action by Endo or any of its controlled affiliates or (ii) any action taken or failure to take any action by BioSpecifics (A) to which Endo has consented in writing, (B) upon the written request of Endo or (C) that is expressly required or prohibited (as applicable) by the terms of the Merger Agreement. However, the exception in clause (C) will not apply to any action taken or failure to take action pursuant to BioSpecifics’ covenants described in the subsection “—Conduct of Business” (unless Endo has unreasonably withheld, conditioned or delayed its written consent thereto); or

(i)

changes in BioSpecifics’ stock price or the trading volume of BioSpecifics’ stock, in and of itself, or any failure by BioSpecifics to meet any estimates or expectations of BioSpecifics’ revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by BioSpecifics to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition of a “Company Material Adverse Effect”).

Pursuant to the Merger Agreement, BioSpecifics has represented that the BioSpecifics Board, at a meeting duly called and held prior to the date of the Merger Agreement, duly and unanimously adopted resolutions (which, as of the execution and delivery of the Merger Agreement by the parties thereto, had not been rescinded, modified or withdrawn in any way): (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, are advisable, fair to, and in the best interests of BioSpecifics and the BioSpecifics stockholders, (ii) approving, adopting and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, (iii) determining that the Merger shall be effected as soon as practicable following the Acceptance Time without a vote of the BioSpecifics stockholders pursuant to Section 251(h) of the DGCL, (iv) resolving to recommend that the BioSpecifics stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (v) resolving that no rights be distributed or exercisable under BioSpecifics’ stockholders’ rights plan, and determining that the stockholders’ rights plan have no force or effect, with respect to the Offer, the Merger and the other transactions contemplated thereby.

Conduct of Business. The Merger Agreement provides that, during the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement and the Effective Time (the “Pre-Closing Period”), except (a) as described in the confidential disclosure letter of BioSpecifics provided to Endo and Purchaser in connection with the execution of the Merger Agreement, (b) as required by applicable law, (c) as consented to in writing by Endo (which will not be unreasonably withheld, conditioned or delayed) or (d) as required or expressly provided for by the Merger Agreement, BioSpecifics and its subsidiaries will:

•	conduct its operations in the ordinary course of business consistent with past practice; and

•

use commercially reasonable efforts to (x) preserve the present relationships with parties having significant business relationships with BioSpecifics or any of its subsidiaries (including all regulatory agencies with whom BioSpecifics and its subsidiaries have a significant business relationship), (y) and comply with and maintain all material permits (including regulatory permits) required to conduct its business and to own, lease and operate its material properties and material assets. However, notwithstanding the foregoing, during any period of full or partial suspension of operations related to COVID-19 or any COVID-19 Measures, BioSpecifics or any of its subsidiaries may, in connection with COVID-19 or any COVID-19 Measures, take actions that are reasonably necessary and, where applicable, consistent with past practice, to protect the health and safety of its employees and other individuals with whom it has business dealings or, following prior consultation with Endo to the extent reasonably practicable, to respond to third party supply or service disruptions caused by COVID-19 or any COVID-19 Measures.

The Merger Agreement also contains specific covenants restricting BioSpecifics and each of its subsidiaries from taking certain actions during the Pre-Closing Period (subject to the same exceptions listed above and certain additional exceptions specified in the Merger Agreement) including, among other things, not to:

•	amend or adopt any amendments to the certificate of incorporation or bylaws (or other similar governing documents) of BioSpecifics or any of its subsidiaries;

•

issue, sell, dispose of, grant options or rights to purchase, pledge, or authorize or propose the issuance, sale, disposal of, grant of options or rights to purchase or pledge, any securities of BioSpecifics or its subsidiaries;

•	acquire or redeem or amend securities of BioSpecifics;

•	split, combine, subdivide or reclassify or amend the terms of any of its capital stock or other equity interests;

•	declare, set aside, make or pay any dividend or distribution (whether payable in cash, stock or property) on any shares of its capital stock or other equity interests;

•

sell, lease, license, transfer or otherwise dispose of, or subject to any lien, any material assets of BioSpecifics or any of its subsidiaries, or adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

•

acquire (including by merger, consolidation, recapitalization, acquisition of stock or assets or other similar transaction) any person, division or assets, other than acquisitions of equipment in the ordinary course of business consistent with past practice;

•	incur, assume or otherwise become liable or responsible for any indebtedness for borrowed money;

•	make any loans, advances or capital contributions to, or investments in, any other person;

•	change any financial accounting policies, methods, principles or practices used by it;

•

(A) change any annual tax accounting period or method of accounting, (B) make, change or revoke any tax election, (C) settle or compromise any audit or proceeding in respect of any tax liabilities, (D) file any amended tax return, (E) enter into any closing agreement with respect to any tax, (F) surrender any right to claim a tax refund (G) consent to any extension or wavier of the limitation period applicable to any taxes or (H) enter into any tax indemnification or tax sharing agreement;

•

(A) provide for any increase in compensation or benefits or pay any amount or benefit under, or grant any awards under, any bonus, incentive, performance or other compensation plan, program, agreement or arrangement; (B) accelerate the time of payment or vesting of any compensation, rights or benefits; (C) take any action to fund or in any other way secure the payment of compensation or benefits; (D) grant any current or former employee, consultant or director of BioSpecifics or any of its subsidiaries change of control, severance, retention or termination compensation or benefits or provide for any increase thereto; or (E) terminate (other than for cause), hire or engage any employee or independent contractor;

•	establish, adopt, enter into, materially amend or terminate any compensation or benefit plan or any collective bargaining agreement;

•	make or authorize any capital expenditure, or incur any obligations, liabilities or indebtedness in respect thereof;

•	settle any suit, action, claim, proceeding or investigation;

•

except in the ordinary course of business consistent with past practice or in connection with any transaction to the extent specifically permitted under the Merger Agreement, (A) enter into any contract that would, if entered into prior to the date of the Merger Agreement, constitute a material contract or a real property lease, (B) materially modify, materially amend or terminate any material contract or real property lease or waive, release or assign any material rights or material claims thereunder or (C) sublease or license any portion of the real property leased under any real property lease of BioSpecifics or any of its subsidiaries;

•

enter into (A) any partnership, joint venture, strategic alliance, collaboration, copromotion or profit-sharing arrangement or (B) any material research and development arrangement (each contract under subclauses (A) and (B) a “Collaboration Agreement”);

•	enter into any new line of business;

•

enter into any contract between BioSpecifics and any subsidiary on the one hand, and any affiliate, on the other hand license, sell, transfer, dispose of, abandon, cancel, allow to lapse, or fail to renew, maintain or defend any material intellectual property rights of BioSpecifics;

•	initiate or commit to undertake any new clinical trials;

•

exercise any options under any Collaboration Agreement relating to “co-funding”, “co-commercialization” or similar cost-and-profit participation rights (whether an exercise to “opt in” or “opt out” of these rights) with respect to any of BioSpecifics’ products to which such Collaboration Agreement relates;

•	waive the restrictive covenant obligations of any employee or independent contractor of BioSpecifics or any of its subsidiaries; or

•	authorize, or agree or commit, in writing or otherwise, to take, any of the foregoing actions.

Notwithstanding the foregoing, nothing in the Merger Agreement is intended to give Endo or Purchaser, directly or indirectly, the right to control or direct the business or operations of BioSpecifics or its subsidiaries prior to the Acceptance Time. Prior to the Acceptance Time, BioSpecifics and its subsidiaries will exercise, consistent with the terms and conditions of the Merger Agreement, complete control and supervision over their own business and operations.

No Solicitation. Except as otherwise described below, BioSpecifics has agreed that it and its subsidiaries will not, and will not authorize or permit any of their representatives to, directly or indirectly:

•

solicit, initiate, knowingly encourage, or knowingly facilitate or assist, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer, that constitutes or would reasonably be expected to lead to an Acquisition Proposal (as defined below);

•

make available to any third party any non-public information relating to BioSpecifics or its subsidiaries, or afford to any third party access to the business, properties, assets, books, records or other non-public information, or to any personnel, of BioSpecifics or its subsidiaries, in connection with any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal;

•

participate or engage in any discussions or negotiations with any person with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

•

adopt, approve or enter into any merger agreement, purchase agreement, letter of intent, memorandum of understanding or similar agreement or contract with respect to an Acquisition Transaction (as defined below); or

•	resolve or agree to do any of the foregoing.

“Acquisition Proposal” shall mean any offer, proposal, inquiry or indication of interest (other than an offer, proposal or indication of interest by Endo or Purchaser) to engage in an Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of related transactions resulting in: (a) any acquisition by any Person (as defined in the Merger Agreement) or “group” (as defined under Section 13(d) of the Exchange Act) of beneficial ownership of more than 20% of the outstanding voting securities of BioSpecifics or any other class of equity securities of BioSpecifics or any tender or exchange offer that if consummated would result in any Person or “group” (as defined under Section 13(d) of the Exchange Act) beneficially owning more than 20% of the outstanding voting securities of BioSpecifics or any other class of equity securities of BioSpecifics (or, in each case, options, rights or warrants to purchase, or securities convertible into or exchangeable for any such securities); (b) any merger, consolidation, business combination, recapitalization, reorganization or other similar transaction involving BioSpecifics or its subsidiaries (i) pursuant to which any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), other than the BioSpecifics stockholders (as a group) immediately prior to the consummation of such transaction, would hold, directly or indirectly, equity interests in the surviving or resulting entity of such transaction representing more than twenty percent 20% of the voting power or any other class of equity securities of the surviving or resulting entity or (ii) as a result of which the BioSpecifics stockholders (as a group) immediately prior to the consummation of such transaction would hold, directly or indirectly, equity interests in the surviving or resulting entity of such transaction representing less than eighty percent 80% of the voting power of the surviving or resulting entity; (c) any sale or disposition of more than twenty percent 20% of the assets of BioSpecifics and its Subsidiaries (as defined in the Merger Agreement) on a consolidated basis (determined on a fair market value basis); or (d) any liquidation or dissolution of BioSpecifics; provided, however, the Offer, the Merger and the transactions contemplated hereby shall not be deemed an Acquisition Transaction in any case.

Except as otherwise described below, BioSpecifics has also agreed that BioSpecifics and its subsidiaries will immediately cease and cause to be terminated any discussions or negotiations that may be ongoing with any third party conducted prior to the date of the Merger Agreement with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to any Acquisition Proposal. Further, BioSpecifics has also agreed to promptly terminate access by any third party to any physical or electronic dataroom relating to a potential Acquisition Proposal (or prior discussions in respect of a potential Acquisition Proposal) and request that each third party that has executed a confidentiality agreement relating to a potential Acquisition Proposal (or prior discussions in respect of a potential Acquisition Proposal) promptly return to BioSpecifics or destroy all non-public documents and materials containing non-public information of BioSpecifics that has been furnished by BioSpecifics or any of its representatives to the third party. BioSpecifics and its representatives, however, may inform a person that has made or is considering making an Acquisition Proposal of the non-solicitation provisions of the Merger Agreement as described in this subsection “—No Solicitation”.

Further, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement and the Acceptance Time, BioSpecifics will provide Endo with written notice of receipt of an Acquisition Proposal or any inquiries, proposals or offers relating to any Acquisition Proposal, as promptly as practicable and in any event within 24 hours following receipt. Such notice will indicate the identity of the third party making the Acquisition Proposal, inquiry, proposal or offer, and include the material terms and conditions thereof (and the documentation and other written materials received in respect thereof). BioSpecifics has agreed to keep Endo reasonably informed on a prompt and timely basis with respect to the status of or material terms and conditions of any Acquisition Proposal, inquiry or proposal or offer (including any amendments or proposed amendments communicated to BioSpecifics or its representatives with respect to the material terms and copies of any draft or definitive documentation and other written materials thereof). Additionally, BioSpecifics may not modify, amend or terminate, or waive, release or assign, any provisions of any confidentiality or standstill agreement (or any similar agreement) to which BioSpecifics or any of its subsidiaries is a party relating to any such Acquisition Proposal and shall enforce the provisions of any such agreement; provided, that BioSpecifics shall be permitted on a confidential basis to release or waive any explicit or implicit standstill obligations solely to the extent necessary to permit the party referred therein to submit an Acquisition Proposal to the BioSpecifics Board on a confidential basis. BioSpecifics shall provide written notice to Endo of waiver or release of any standstill by BioSpecifics, including disclosure of the identities of the parties thereto and circumstances relating thereto.

Notwithstanding the restrictions described above, if at any time prior to the Acceptance Time, BioSpecifics has received a written, bona fide Acquisition Proposal from any third party that did not result from a material breach of the non-solicitation provisions of the Merger Agreement which are described in this subsection “—No Solicitation”, and the BioSpecifics Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that the Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined below) and that the failure to take the actions described in clause (a), (b) or (c) below would be inconsistent with its fiduciary duties under applicable law, then BioSpecifics may (a) enter into a confidentiality agreement with the third party in accordance with the terms of the Merger Agreement, (b) furnish information with respect to BioSpecifics to the third party making the Acquisition Proposal (provided that (i) BioSpecifics substantially concurrently provides to Endo any such non-public information to the extent not previously provided to Endo and (ii) BioSpecifics must have entered into a confidentiality agreement with the third party in accordance with the terms of the Merger Agreement) and (c) participate and engage in discussions or negotiations with the third party making the Acquisition Proposal regarding the Acquisition Proposal. Prior to or concurrently with BioSpecifics first taking any of the actions described in clauses (a), (b) or (c) of the immediately preceding sentence, BioSpecifics must provide written notice to Endo of the determination of the BioSpecifics Board that the Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal.

BioSpecifics has also agreed that any violation of the non-solicitation provisions of the Merger Agreement by any of its subsidiaries or any of its or their representatives will constitute a breach by BioSpecifics of these provisions.

“Superior Proposal” shall mean a binding bona fide, written Acquisition Proposal that did not result from a breach of the non-solicitations provisions of Merger Agreement as described in this subsection “—No

Solicitation” and certain other provisions of the Merger Agreement for an Acquisition Transaction on terms that the BioSpecifics Board determines in good faith, after consultation with outside legal counsel and its financial advisor(s), (a) would, if consummated, result in a transaction that is more favorable to the BioSpecifics stockholders from a financial point of view than the terms of the Offer and Merger, taking into account all of the terms and conditions of such Acquisition Proposal and the Merger Agreement (including any adjustment to the terms and conditions proposed by Endo in response to the proposal) and (b) is reasonably likely of being completed in accordance with its terms, taking into account, for purposes of this clause (b), the person making the Acquisition Proposal and the (x) financial, regulatory, legal, financing and timing aspects and terms of such Acquisition Proposal and (y) other aspects and terms of the Acquisition Proposal that BioSpecifics Board determines to be appropriate (provided, however, that for purposes of the reference to an “Acquisition Proposal” in this definition of a “Superior Proposal”, all references to percentages in the definition of “Acquisition Transaction” will be deemed to be references to “50%”).

BioSpecifics Board Recommendation; Termination for a Superior Proposal; Matching Rights. Subject to the provisions described below, the BioSpecifics Board will recommend that the BioSpecifics stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, which we refer to as the “BioSpecifics Board Recommendation”. Neither the BioSpecifics Board nor any committee thereof will (or resolve or agree to): (a) withhold, withdraw, amend, modify or qualify in a manner adverse to Endo or Purchaser, the BioSpecifics Board Recommendation, or publicly propose to do any of the foregoing; (b) approve, recommend, or declare advisable or propose publicly to approve, recommend or declare advisable, an Acquisition Proposal; (c) fail to include the BioSpecifics Board Recommendation in the Schedule 14D-9; (d) if any Acquisition Proposal or any material modification thereto has been made public, fail to issue a press release reaffirming the BioSpecifics Board Recommendation upon request of Endo within five Business Days after Endo requests such reaffirmation (or, if earlier, prior to the anticipated Expiration Time); (e) following the commencement of any tender or exchange offer relating to the securities of BioSpecifics (other than the Offer), fail to issue a press release publicly announcing within 10 Business Days of such commencement that BioSpecifics recommends rejection of such tender or exchange offer and reaffirming its recommendation of the Merger Agreement, Agreement, the Offer and the Merger or (f) waive any rights under or amend BioSpecifics’ stockholders’ rights plan, except as permitted by the Merger Agreement in connection with the Offer and the Merger, redeem any rights under BioSpecifics’ stockholders’ rights plan, find any Acquisition Proposal to be a “Qualifying Offer” under BioSpecifics’ stockholders’ rights plan or otherwise cause BioSpecifics’ stockholders’ rights plan to be inapplicable or neutralized with respect to any Acquisition Proposal (each of clauses (a), (b) (c), (d), (e) and (f), a “BioSpecifics Board Recommendation Change”).

Notwithstanding the foregoing restrictions or anything to the contrary set forth in the Merger Agreement, at any time prior to the Acceptance Time, (i) in response to the receipt of a written, bona fide Acquisition Proposal that did not result from a material breach of the non-solicitation provisions of the Merger Agreement, the BioSpecifics Board is permitted to effect a BioSpecifics Board Recommendation Change or, (ii) in response to the receipt of a written, bona fide Acquisition Proposal that did not result from a material breach of the non-solicitation provisions of the Merger Agreement, BioSpecifics is permitted to terminate the Merger Agreement to concurrently enter into a definitive agreement with respect to a Superior Proposal, if, in each case all of the following conditions are met:

•

the BioSpecifics Board determines in good faith (after consultation with financial advisor(s) and outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law;

•	the BioSpecifics Board determines in good faith (after consultation with financial advisor(s) and outside legal counsel) that the Acquisition Proposal constitutes a Superior Proposal;

•

BioSpecifics provides written notice to Endo at least five business days prior to effecting a BioSpecifics Board Recommendation Change or terminating the Merger Agreement to concurrently enter into a definitive agreement with respect to a Superior Proposal of its intent to take such action, specifying the reasons therefor in reasonable detail (a “Change of Recommendation/Termination Notice”), including, in the case of receipt of an Acquisition Proposal, the material terms and conditions of the Acquisition Proposal (including a copy of all definitive agreements and documentation in respect thereof);

•

prior to effecting a BioSpecifics Board Recommendation Change or terminating the Merger Agreement to concurrently enter into a definitive agreement with respect to a Superior Proposal, BioSpecifics negotiates, and causes its representatives to negotiate, with Endo in good faith (to the extent Endo desires to negotiate) during the five business day period to make adjustments to the terms and conditions of the Merger Agreement; and

•

no earlier than the end of the five business day period, the BioSpecifics Board determines in good faith (after consultation with its financial advisor(s) and outside legal counsel), after taking into account any revised terms agreed to in writing by Endo during the five business day period, that such Acquisition Proposal continues to constitute a Superior Proposal and the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

Following delivery of a Change of Recommendation/Termination Notice, in the event of any change to the financial terms (including any change to the amount or form of consideration) or other material revision to the terms or conditions thereof, BioSpecifics must provide a new Change of Recommendation/Termination Notice to Endo, and any BioSpecifics Board Recommendation Change or termination of the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal following delivery of a new Change of Recommendation/Termination Notice will again be subject to the procedures described above, except that references to five business days will be deemed to be three business days.

Notwithstanding the foregoing restrictions or anything to the contrary set forth in the Merger Agreement, upon the occurrence of any Intervening Event (as defined below), the BioSpecifics Board may, at any time prior to the Acceptance Time, effect a BioSpecifics Board Recommendation Change if the BioSpecifics Board determines in good faith (after consultation with its financial advisor(s) and outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, if, in each case all of the following conditions are met:

•

BioSpecifics provides written notice to Endo at least five business days prior to effecting a BioSpecifics Board Recommendation Change of its intent to take such action, specifying the reasons thereof in reasonable detail (an “Intervening Event Notice”), including reasonably detailed information describing the Intervening Event (including all documentation in respect thereof, if any);

•

prior to effecting such a BioSpecifics Board Recommendation Change, BioSpecifics negotiates, and causes its representatives to negotiate, with Endo in good faith (to the extent Endo desires to negotiate) during such five business day period to make such adjustments in the terms and conditions of the Merger Agreement so that a failure to effect a BioSpecifics Board Recommendation Change in response to an Intervening Event would no longer be inconsistent with its fiduciary duties under applicable law; and

•

no earlier than the end of such five business day period, the BioSpecifics Board determines in good faith (after consultation with its financial advisor(s) and outside legal counsel), after taking into account any revised terms agreed to in writing by Endo during such five business day period, that failure to make a BioSpecifics Board Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties under applicable law.

Following delivery of an Intervening Event Notice in the event of a material change in any Effect relating to such Intervening Event, BioSpecifics shall provide a new Intervening Event Notice to Endo, and any BioSpecifics Board Recommendation Change following delivery of such new Intervening Event Notice shall again be subject to the procedures described above.

“Intervening Event” shall mean a positive Effect (other than any Effect resulting from a breach of the Merger Agreement by BioSpecifics) occurring or arising after the date of the Merger Agreement that was not known or reasonably foreseeable to the BioSpecifics Board as of the date hereof, which Effect, becomes known to the BioSpecifics Board prior to the Acceptance Time, other than (a) changes in the market price of BioSpecifics Shares (provided, that the underlying reasons for such Effect may constitute an Intervening Event to the extent such underlying reason is not otherwise excluded from this definition), (b) any Acquisition Proposal or (c) the fact that, in and of itself, BioSpecifics exceeds any internal or published projections, estimates or expectations of BioSpecifics’ revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided, that the underlying reasons for such Effect may constitute an Intervening Event to the extent such underlying reason is not otherwise excluded from this definition).

Notwithstanding the foregoing, nothing in the Merger Agreement shall prohibit the BioSpecifics Board from taking and disclosing to the BioSpecifics stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act; provided, however, that this right shall not permit the BioSpecifics Board to make a BioSpecifics Board Recommendation Change.

Reasonable Best Efforts. Each of Endo, Purchaser and BioSpecifics has agreed to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and each of the other transactions contemplated by the Merger Agreement, including using reasonable best efforts to (a) cause each of the Offer Conditions described in Section 15—“Conditions to the Offer” and the conditions to the Merger described in the subsection “—Conditions to the Merger” to be satisfied, in each case as promptly as practicable after the date of the Merger Agreement; (b) obtain, as promptly as practicable after the date of the Merger Agreement, and maintain all necessary actions or non-actions and consents from governmental authorities and make all necessary registrations, declarations and filings with governmental authorities, that are necessary to consummate the Offer and the Merger; (c) obtain all necessary or appropriate consents under any contracts to which BioSpecifics or any of its subsidiaries is a party in connection with the Merger Agreement and the consummation of the transactions contemplated by it; and (d) reasonably cooperate with the other party or parties with respect to any of the foregoing. Notwithstanding anything to the contrary in the Merger Agreement, neither party, prior to the Effective Time, will be required to, and BioSpecifics will not without the consent of Endo, pay any consent or other similar fee or other consideration or provide additional security or otherwise assume or incur any liability that is not conditioned upon the consummation of the Merger, to obtain any consent of any third party (including any governmental authority) under any contract.

Antitrust Filings. Each of Endo and Purchaser, on the one hand, and BioSpecifics, on the other hand, shall file (i) with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”) a notification and report form relating to the Merger Agreement and the transactions contemplated by it (the “HSR Filings”) as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), as soon as practicable after the date of the Merger Agreement but in no event later than 10 business days following the date of the Merger Agreement (unless a later date is mutually agreed between the parties), and (ii) any notification and report forms and related material relating to the Merger Agreement and the transactions contemplated hereby as required under other applicable Antitrust Laws, as soon as practicable after the date of the Merger Agreement.

Each of Endo and BioSpecifics shall (a) cooperate and coordinate with the other in the making of the HSR Filings, (b) supply the other with any information and documentary material that may be required in order to make the HSR Filings, (c) supply any additional information that reasonably may be required or requested by the FTC, the DOJ or any foreign governmental authority responsible for the enforcement of any foreign antitrust law, (d) cooperate with each other and use their respective reasonable best efforts to contest and resist any legal proceeding and to have vacated, lifted, reversed or overturned any order that may result from these legal proceedings, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the Merger Agreement, and (e) use reasonable best efforts to cause the expiration or termination of the applicable waiting periods or other approval of consummation of the transactions contemplated by the Merger Agreement under the HSR Act or any Foreign Antitrust Law as soon as practicable, including (i) proposing, negotiating, committing to and effecting the sale, divestiture, licensing or other disposition, or the holding separate, of the operations, businesses or assets of BioSpecifics or any of its subsidiaries and (ii) agreeing to limitations on the conduct or actions of Endo and/or its affiliates (including the Surviving Corporation and its subsidiaries) with respect to the operations, businesses or assets of BioSpecifics or any of its subsidiaries (the actions referred to in clauses (i) and (ii), “Remedy Actions”).

Notwithstanding the foregoing, neither Endo nor any of its affiliates will be required to propose, negotiate, commit to or effect any Remedy Action (x) with respect to the operations, businesses or assets of BioSpecifics or any of its subsidiaries if, in each case, the Remedy Action would, individually or in the aggregate, reasonably be expected to (I) be material to the business, assets or financial condition of BioSpecifics and its subsidiaries, taken as a whole, or (II) be materially detrimental to the benefits Endo and its affiliates expect as a result of the Offer or the Merger, or (y) with respect to the operations, businesses or assets of Endo or any of its affiliates (the effects referred to in clauses (x) and (y), a “Burdensome Condition”).

Further, in no event will Endo, BioSpecifics or their respective affiliates be required to proffer, consent to or agree to or effect any Remedy Action that is not conditioned upon the Merger.

Each of Endo and Purchaser, on the one hand, and BioSpecifics, on the other hand, shall promptly inform the other of any substantive communication from any governmental authority regarding any of the transactions contemplated by the Merger Agreement in connection with any filings or investigations with, by or before any governmental authority relating to the Merger Agreement or the transactions contemplated by it, including any proceedings initiated by a private party. If any party to the Merger Agreement or an affiliate thereof receives a request for additional information or documentary material from any governmental authority with respect to the transactions contemplated by the Merger Agreement pursuant to the HSR Act or any other antitrust law with respect to which any filings have been made, then such party will use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In connection with the foregoing, to the extent reasonably practicable and unless prohibited by applicable law or by the applicable governmental authority, the parties have also agreed to (a) give the other party reasonable advance notice of and the opportunity to participate in substantive meetings and conference calls with any governmental authority relating to the Offer or the Merger, (b) keep the other party reasonably apprised of any substantive oral communications with any governmental authority in respect of the Offer or the Merger, (c) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other substantive written communications explaining or defending the Offer or the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any governmental authority, (d) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all substantive written communications to or from any governmental authority relating to the Offer or the Merger and (e) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the Antitrust Condition, the Restraint Condition, the Litigation Condition (each as defined in Section 15—“Conditions to the Offer”) and the condition to the Merger relating to the absence of legal prohibitions. Endo shall determine and control the strategy to be pursued for obtaining any clearances, approvals or consent under any applicable antitrust laws in connection with the Offer and the Merger, including with respect to any filings, notifications, notices, reports, submissions and communications with any governmental authority, in each case subject to good faith consultation with BioSpecifics.

Endo has agreed that neither it nor Purchaser nor any of their controlled affiliates will, after the date of the Merger Agreement, acquire or agree to acquire any rights, business, person or division thereof (by way of license, merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise) or enter into or agree to enter into any joint venture, collaboration, or other similar arrangement, in each case that would reasonably be expected to prevent, materially delay or materially impair Endo’s ability to obtain the timely expiration or termination of the waiting period under the HSR Act with respect to the transactions contemplated by the Merger Agreement.

Merger. The parties have agreed that, upon the terms and conditions of the Merger Agreement, the parties will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the Acceptance Time in accordance with Section 251(h) of the DGCL.

Public Statements and Disclosure. Neither BioSpecifics, on the one hand, nor Endo and Purchaser, on the other hand, will issue any public release or make any public announcement concerning the Merger Agreement or the transactions contemplated by it without the prior written consent of the other (which consent will not be unreasonably withheld, conditioned or delayed), except as required by applicable law or applicable stock exchange rules or regulations, in which case the party required to make the release or announcement will use its reasonable best efforts to allow the other party or parties a reasonable opportunity to comment on such release or announcement in advance of such issuance, subject to certain other exceptions.

Anti-Takeover Laws. In the event that any state anti-takeover or other similar law is or becomes applicable to the Merger Agreement, the Offer, the Merger or any other transaction contemplated by the Merger Agreement, BioSpecifics and the BioSpecifics Board will grant any necessary approval and take any necessary action so that the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in the Merger Agreement.

Access. BioSpecifics shall provide Endo and its representatives reasonable access during normal business hours, upon reasonable prior notice, to the properties, books and records and personnel of BioSpecifics and its subsidiaries and furnish reasonably promptly to Endo all information (financial or otherwise) concerning its business, properties and personnel as Endo may reasonably request, including with respect to BioSpecifics’ developmental programs, clinical and pre-clinical programs, trials, investigations and other research studies (the “BioSpecifics Programs”), to the extent reasonably available, and keep Endo reasonably apprised as to any material developments with respect to the BioSpecifics Programs, in each case, subject to customary exceptions and limitations.

Notice of Certain Events. BioSpecifics shall give prompt notice to Endo, and Endo shall give prompt notice to BioSpecifics, (i) of any notice or other communication received from any person alleging that the consent of such person is or may be required in connection with any of the transactions contemplated by the Merger Agreement, if the subject matter of such communication or the failure of such party to obtain the consent could be material to BioSpecifics, the Surviving Corporation or Endo, or (ii) if it obtains Knowledge (as defined in the Merger Agreement) of any breach of its representations, warranties and covenants under the Merger Agreement that would, individually or in the aggregate, reasonably be expected to lead to the failure of any condition to the other party’s obligations to consummate the transactions contemplated by the Merger Agreement. BioSpecifics will also notify and keep Endo reasonably apprised of communications it receives from, or discussions it has with, any BioSpecifics stockholder, if such communications or discussions are likely to be material to the occurrence of the Acceptance Time.

Section 16(b) Exemption. BioSpecifics and the BioSpecifics Board shall take all actions reasonably necessary to cause the dispositions of equity securities of BioSpecifics (including “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the transactions contemplated by the Merger Agreement by any director or executive officer of BioSpecifics to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for certain indemnification, expense advancement and exculpation rights in favor of BioSpecifics’ or any of its subsidiaries’ current or former directors and officers or any individual serving or who served as a director, officer, member, trustee or fiduciary of any corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at BioSpecifics’ or any of its subsidiaries’ request, or certain other specified individuals, in each case prior to the Effective Time, who we refer to as “Indemnified Persons”. In addition, all rights to indemnification, expense advancement, and exculpation provided to the Indemnified Persons under the organizational documents of BioSpecifics or its subsidiaries, with respect to any acts or omissions occurring or alleged to have occurred at or prior to the Effective Time will continue in full force and effect for six years following the Effective Time.

The Merger Agreement also provides that, the Surviving Corporation will procure and purchase as of the Effective Time a six year “tail” prepaid policy in respect of acts or omissions occurring at or prior to the Effective Time, covering each Indemnified Person during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, on terms with respect to such coverage and amounts no less favorable than BioSpecifics’ existing directors’ and officers’ liability insurance policy or, if insurance coverage that is no less favorable is unavailable, the best available coverage. Notwithstanding the foregoing, if such “tail” prepaid policy is not available at an aggregate cost not greater than 300% of the aggregate annual cost most recently paid by BioSpecifics prior to the date of the Merger Agreement, then, prior to the Closing, BioSpecifics will obtain as much comparable insurance as can be obtained at an aggregate cost up to but not exceeding that amount. The Surviving Corporation will maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time.

Employee Matters. BioSpecifics will take all actions necessary to terminate its 401(k) plan effective as of the date immediately prior to the Effective Time. If the Closing occurs before the date on which annual bonuses for the fiscal year ended December 31, 2020, are to be paid by BioSpecifics under any plan that is an annual cash incentive compensation plan or arrangement (each, a “2020 Bonus Plan”), Endo shall, or shall cause the Surviving Corporation or a subsidiary of the Surviving Corporation to, pay to each employee who continues employment with Endo, its subsidiary or the Surviving Corporation immediately after the Closing (a “Continuing Employee”) participating in a 2020 Bonus Plan the annual bonuses under each 2020 Bonus Plan (the “2020 Bonuses”). Endo shall, or shall cause the Surviving Corporation or a subsidiary of the Surviving Corporation to, pay through Endo’s, the Surviving Corporation’s or the applicable subsidiary’s payroll to such Continuing Employees, the 2020 Bonuses, less any required withholding taxes, no later than 10 business days following Closing.

Stockholder Litigation. BioSpecifics shall promptly notify Endo of, and keep Endo reasonably informed about, any legal proceeding against BioSpecifics and/or any of its directors or officers (in their capacity as such) by any BioSpecifics stockholders (on their own behalf or on behalf of BioSpecifics) relating to the Merger Agreement or the transactions contemplated by it. BioSpecifics shall give Endo the opportunity to participate in (but not control) the defense or settlement of any such legal proceeding and review and comment on all material filings or responses to be made by BioSpecifics in the defense or settlement of such legal proceeding. BioSpecifics may not enter into any settlement agreement in respect of such legal proceeding against BioSpecifics and/or its directors or officers relating to the Merger Agreement or any of the other transactions contemplated by it without Endo’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Certain Other Matters. Notwithstanding anything to the contrary set forth in the Merger Agreement, BioSpecifics shall not, and shall not permit any of its subsidiaries to, between the date of the Merger Agreement and the earlier of the Effective Time and the valid termination of the Merger Agreement, take certain actions with respect to BioSpecifics’ arbitration demand against the Research Foundation of the State University of New York for and on behalf of Stony Brook University.

Delisting. Endo shall cause (and BioSpecifics shall reasonably cooperate with Endo to cause) the Shares to be de-listed from Nasdaq and de-registered under the Exchange Act, effective as promptly as practicable following the Effective Time.

14d-10 Matters. Prior to the Expiration Time, the Compensation Committee of the BioSpecifics Board shall have taken all steps as may be necessary to (a) approve as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act any agreement, plan, program, arrangement or understanding entered into or established by BioSpecifics or any of its subsidiaries with or on behalf of its officers, directors or employees, in each case, at or prior to the Expiration Time, including any amendment or modification thereto, and (b) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to such agreement, plan, program, arrangement or understanding and the transactions contemplated thereby.

Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligations of BioSpecifics, Endo and Purchaser to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable law) of the following conditions prior to the Effective Time:

•	Purchaser (or Endo on Purchaser’s behalf) will have irrevocably accepted for payment all of the Shares validly tendered and not validly withdrawn pursuant to the Offer; and

•

No governmental authority of competent jurisdiction will have enacted, issued or promulgated any law or issued or granted any order that is in effect as of immediately prior to the Effective Time and has the effect of (a) making the Merger illegal or (b) prohibiting or otherwise preventing the consummation of the Merger.

Termination. The Merger Agreement may be terminated and the Offer, the Merger and the other transactions contemplated thereby may be abandoned at any time prior to the Acceptance Time:

(a)	by mutual written agreement of Endo and BioSpecifics;

(b)	by either Endo or BioSpecifics:

(i)

if (A) the Offer has not been consummated on or before April 19, 2021 (which we refer to as the “Termination Date”); provided, however, that if, as of the original Termination Date, any of the Antitrust Condition, the Restraint Condition (solely in respect of any antitrust law) or the Litigation Condition has not been satisfied, then the Termination Date will be automatically extended to July 19, 2021 (we refer to a termination as described in this clause (A) as an “End Date Termination”), or (B) the Offer has expired (and has not have been extended in accordance with the terms of the Merger Agreement) without acceptance for payment of the Shares tendered in the Offer (we refer to a termination as described in this clause (B) as an “Expired Offer Termination”); provided, however, that the right to terminate the Merger Agreement either as an End Date Termination or an Expired Offer Termination will not be available to any party whose material breach of the Merger Agreement has been a principal cause of or resulted in the failure of the Acceptance Time to occur on or before the date of such termination; or

(ii)

if there exists any Legal Restraint (as defined in Section 15—“Conditions to the Offer”) which has become final and non-appealable; provided, that the right to so terminate the Merger Agreement will not be available to any party whose material breach under the Merger Agreement has been a principal cause of or resulted in the existence of such Legal Restraint;

(c)	by BioSpecifics, in the event that:

(i)

(A) Endo and/or Purchaser has breached or otherwise failed to perform any of their respective covenants or other agreements contained in the Merger Agreement, or any of the representations and warranties of Endo and Purchaser set forth in the Merger Agreement have been inaccurate when made or shall have become inaccurate, which breach, failure to perform or inaccuracy, individually or in the aggregate with one or more Effects, would or would reasonably be expected to prevent Endo or Purchaser from consummating the Offer or the Merger or performance by Endo or Purchaser of any of their material obligations under the Merger Agreement, and (B) such breach, failure to perform or inaccuracy of Endo and/or Purchaser is not capable of being cured by the Termination Date or, or if capable of being cured in such time frame, is not cured within 30 business days following BioSpecifics’ delivery of written notice to Endo of such breach, failure to perform or inaccuracy (we refer to a termination as described in this clause (i) as a “Endo Breach Termination”); provided, that, BioSpecifics may not terminate the Merger Agreement pursuant to this provision if it is then in material breach of any covenant or other agreement contained in the Merger Agreement or if at the time of such termination, any representation or warranty of BioSpecifics shall have become inaccurate such that the applicable Offer Condition would not be satisfied as of such time; or

(ii)

(A) the BioSpecifics Board has determined that an Acquisition Proposal that did not result from a material breach of the non-solicitation covenant constitutes a Superior Proposal, (B) BioSpecifics has complied in all material respects with the terms described in the subsection “—BioSpecifics Board Recommendation; Termination and Superior Proposal” and”—No Solicitation”, (C) concurrently with and as a condition to such termination, the BioSpecifics Board pays Endo the Termination Fee and (D) substantially concurrently with such termination, BioSpecifics enters into a definitive agreement in respect of such Superior Proposal (we refer to a termination as described in this clause (ii) as a “Superior Offer Termination”); or

(d)	by Endo, in the event that:

(i)

(A) BioSpecifics has breached or otherwise failed to perform any of its covenants or other agreements contained in the Merger Agreement, or any of the representations and warranties of BioSpecifics set forth in the Merger Agreement have been inaccurate when made or shall have become inaccurate, which breach, failure to perform or inaccuracy would give rise to the failure of the applicable Offer Condition to be satisfied, if such breach, failure to perform or inaccuracy were continuing as of immediately prior to the Expiration Time, and (B) such breach, failure to perform or inaccuracy of BioSpecifics is not capable of being cured by the Termination Date or, if capable of being cured in such time frame, is not cured within 30 business days following Endo’s delivery of written notice to BioSpecifics of such breach, failure to perform or inaccuracy (we refer to a termination as described in this clause (i) as a “BioSpecifics Breach Termination”); provided, that, Endo may not terminate the Merger Agreement pursuant to this provision if it is then in material breach of any covenant or other agreement contained in the Merger Agreement or if at the time of such termination, any representation or warranty of Endo shall have become inaccurate, which inaccuracy has or would reasonably be expected to prevent Endo or Purchaser from consummating the Offer or the Merger or performance by Endo or Purchaser of any of their material obligations under the Merger Agreement;

(ii)

the BioSpecifics Board or any committee thereof effected a BioSpecifics Board Recommendation Change, whether or not in compliance with the terms described in the subsection “—BioSpecifics Board Recommendation; Termination and Superior Proposal” and “—No Solicitation” (we refer to a termination as described in this clause (ii) as a “Change in Recommendation Termination”); or

(iii)

BioSpecifics shall have materially breached the non-solicitation provision described in the subsection “—No Solicitation” (we refer to a termination as described in this clause (iii) as a “No-Solicitation Breach Termination”).

Effect of Termination. If the Merger Agreement is properly and validly terminated, pursuant to its terms, the Merger Agreement shall become void and will be of no further force or effect (other than the confidentiality and certain other specified provisions therein) and, subject to the payment of the Termination Fee (as defined below), there will be no liability of any party or parties to the Merger Agreement or their respective directors, officers, employees, affiliates, agents or other representatives; provided that no party will be relieved from any liability or damage resulting from any Fraud or Willful Breach (each, as defined below) of the Merger Agreement that occurs prior to such termination.

“Fraud” shall mean common law fraud as defined under the laws of the State of Delaware with respect to the representations and warranties expressly set forth in the Merger Agreement and in any certificate delivered in connection therewith.

“Willful Breach” shall mean a material breach of the Merger Agreement that is the consequence of an act or omission by the breaching party with the actual knowledge that the taking of such act or failure to take such action would cause or constitute such material breach of the Merger Agreement.

Termination Fee. BioSpecifics has agreed to pay Endo a termination fee of $23,040,000 (which we refer to as the “Termination Fee”) in the event that:

(a)

(i) the Merger Agreement is terminated by Endo or BioSpecifics pursuant to an End Date Termination or an Expired Offer Termination (provided, that with respect to such termination by BioSpecifics, the right to terminate the Merger Agreement pursuant to an End Date Termination or Expired Offer Termination is then available to Endo) or the Merger Agreement is terminated by Endo pursuant to a BioSpecifics Breach Termination; (ii) following the execution and delivery of the Merger Agreement and prior to such termination of the Merger Agreement, an Acquisition Proposal has been publicly announced or has become publicly disclosed or publicly known; and (iii) within 12 months following such termination of the Merger Agreement, (x) BioSpecifics or any of its subsidiaries enters into a definitive agreement with any third party with respect to an Acquisition Transaction or (y) an Acquisition Transaction is consummated, in which case the Termination Fee will be payable within two business days after the earlier of the events in (x) or (y) (except that for purposes of determining if the Termination Fee is payable under this prong (a), all references to percentages in the definition of “Acquisition Transaction” described under “—No Solicitation” will be deemed to be references to “50%”);

(b)

the Merger Agreement is terminated by BioSpecifics pursuant to a Superior Offer Termination, in which case the Termination Fee is payable concurrently with and as a condition to the effectiveness of such termination; or

(c)

the Merger Agreement is terminated by Endo pursuant to a Change in Recommendation Termination or a No-Solicitation Breach Termination, in which case the Termination Fee is payable within two business days after such termination.

In no event will BioSpecifics be required to pay the Termination Fee on more than one occasion. The payment by BioSpecifics of the Termination Fee (and interest payments in respect of any overdue payment, if applicable) will be the sole and exclusive remedy of Endo and Purchaser in the event of termination of the Merger Agreement under circumstances requiring the payment of a Termination Fee and for any and all losses or damages suffered or incurred by Endo or any of its affiliates or representatives in connection with the Merger Agreement and the transactions contemplated by it (and the termination thereof or any matter forming the basis for such termination), including the Offer and the Merger (except that such payment by BioSpecifics of the Termination Fee will not limit the rights or remedies of Endo or any of its affiliates under the equitable remedy provisions described in the subsection “—Remedies” or in the case of Fraud or Willful Breach).

Remedies. Endo, Purchaser and BioSpecifics have agreed that irreparable damage would occur in the event that any provision of the Merger Agreement were not performed in accordance with its specific terms or were otherwise breached, and that no adequate remedy at law would exist and damages would be difficult to determine. Accordingly, the parties have acknowledged and agreed that in the event of any breach by BioSpecifics, on the one hand, or Endo and/or Purchaser, on the other hand, of any of their respective covenants or obligations set forth in the Merger Agreement, BioSpecifics, on the one hand, and Endo and Purchaser, on the other hand, will be entitled (without proof of actual damages or otherwise or posting or securing any bond) to an injunction or injunctions to prevent or restrain breaches of the Merger Agreement by the other (as applicable), and to specifically enforce the terms and provisions of the Merger Agreement to prevent breaches of, or to enforce compliance with, the covenants and obligations of the other under the Merger Agreement. BioSpecifics, on the one hand, and Endo and Purchaser, on the other hand, have agreed not to oppose the availability of the equitable remedy of specific performance on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity.

Fees and Expenses. Except in limited circumstances expressly specified in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by it will be paid by the party or parties, as applicable, incurring such expenses whether or not the Offer and the Merger are consummated.

Governing Law. The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

The Support Agreement

In connection with the execution of the Merger Agreement, the Marital Trust U/W/O Edwin H. Wegman Dated 8-10-06 (the “Supporting Stockholder”) entered into a Support Agreement with Endo and Purchaser, dated as of October 19, 2020 (the “Support Agreement”). The Supporting Stockholder beneficially owned, in the aggregate, 935,073 Shares, which represented approximately 12.7% of BioSpecifics’ total outstanding Shares based on 7,344,955 outstanding Shares as of October 28, 2020. Subject to the terms and conditions of the Support Agreement, the Supporting Stockholder agrees, among other things, subject to certain exceptions, to validly tender all of its shares after commencement of the Offer and to vote against any action, agreement or transaction involving BioSpecifics that can impede, interfere with or prevent the consummation of the Merger. In addition, the Supporting Stockholder has agreed to, if necessary, vote its shares:

(i)

for the adoption of the Merger Agreement, in the event any vote or consent of the stockholders of BioSpecifics is required to adopt the Merger Agreement, approve the Merger or otherwise approve any of the transactions contemplated thereby;

(ii)	against any action or agreement that is intended or would reasonably be expected to result in the failure of any of the Offer Conditions to be satisfied;

(iii)	against any Acquisition Proposal;

(iv)

against any other action, agreement or transaction involving BioSpecifics that is intended, or would reasonably be expected, to impede, interfere with or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement; and

(v)	against any commitment or agreement to take any action inconsistent with any of the preceding clauses (i) through (iv).

The Supporting Stockholder also granted Endo an irrevocable proxy with respect to the foregoing.

The Supporting Stockholder further agreed to certain restrictions with respect to its shares, including restrictions on transfer.

The Support Agreement will terminate upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the delivery of written notice of termination by the Supporting Stockholder to Endo and Purchaser following any amendment, modification, change or waiver to any provision of the Merger Agreement that decreases the amount or changes the form of the cash consideration (other than adjustments in accordance with the terms of the Merger Agreement), (c) the BioSpecifics Board or any authorized committee thereof has effected a BioSpecifics Board Recommendation Change in accordance with the terms and conditions of the Merger Agreement, and (d) the Effective Time.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the Support Agreement, a form of which is filed as Exhibit (d)(2) hereto and incorporated herein by reference.

The Confidentiality Agreement

On September 22, 2020, BioSpecifics entered into a Confidentiality Agreement with Endo, to facilitate certain discussions between the parties regarding a possible business arrangement between Endo and BioSpecifics (the “Confidentiality Agreement”). Under the Confidentiality Agreement, Endo, agreed, among other things, to keep certain non-public information concerning BioSpecifics confidential (subject to certain exceptions) for a period of 18 months from the date of the Confidentiality Agreement. Under the Confidentiality Agreement, Endo is also subject to standstill restrictions for 18 months with respect to the securities of BioSpecifics with customary fallaway provisions and permission for Endo to confidentially approach the Chief Executive Officer of BioSpecifics during the standstill period. However, notwithstanding the foregoing and pursuant to the Merger Agreement, BioSpecifics has waived such standstill restrictions with respect to any actions taken in furtherance of or to facilitate the transactions contemplated by the Merger Agreement.

12.	Purpose of the Offer; Plans for BioSpecifics.

Purpose of the Offer. The purpose of the Offer is for Endo, through Purchaser, to acquire control of, and the entire equity interest in, BioSpecifics. The Offer, as the first step in the acquisition of BioSpecifics, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the conditions to the obligations of Endo and Purchaser to effect the Merger contained in the Merger Agreement, Purchaser intends to consummate the Merger as soon as practicable following the Acceptance Time.

Former holders of Shares whose Shares are purchased in the Offer will cease to have any equity interest in BioSpecifics and will no longer participate in the future growth of BioSpecifics. If the Merger is consummated, all current holders of Shares will no longer have an equity interest in BioSpecifics, regardless of whether or not they tender their Shares in connection with the Offer, and instead will only have the right to receive the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger in compliance with Section 262 of the DGCL, the amounts to which such holders of Shares are entitled in accordance thereunder.

Merger Without a Vote of the BioSpecifics Stockholders. If the Offer is consummated, we are not required to and will not seek the approval of BioSpecifics’ remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL generally provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation and its affiliates own at least such percentage of the shares of stock, and each class or series thereof of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement under the DGCL and the target corporation’s certificate of incorporation, and the other stockholders are entitled to receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without a vote of the stockholders of the target corporation. Accordingly, if the Offer is completed, it will mean that the Minimum Condition has been satisfied, and if the Minimum Condition has been satisfied, it will mean that the Merger will be effected in accordance with Section 251(h) of the DGCL. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of BioSpecifics, in accordance with Section 251(h) of the DGCL.

Plans for BioSpecifics. Except as otherwise set forth in this Offer to Purchase, it is currently expected that, following the Merger, the business and operations of BioSpecifics will be managed as part of Endo’s branded pharmaceutical business. Endo currently intends to continue to evaluate the business and operations of BioSpecifics after the Effective Time and will take actions that it deems appropriate under the circumstances then existing.

At the Effective Time, the certificate of incorporation of BioSpecifics will be amended and restated in its entirety pursuant to the terms of the Merger Agreement. As of the Effective Time, the bylaws of BioSpecifics will be amended and restated in its entirety to be in the form of the bylaws of Purchaser, as in effect immediately prior to the Effective Time (except that (a) the name of the Surviving Corporation will be BioSpecifics Technologies Corp. and (b) changes necessary so that the bylaws comply with the obligations described in the subsection “—Directors’ and Officers’ Indemnification and Insurance” shall have been made).

Pursuant to the Merger Agreement, until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, the directors of Purchaser immediately prior to the Effective Time will be, from and after the Effective Time, the initial directors of the Surviving Corporation, and the officers of Purchaser immediately prior to the Effective Time will be, from and after the Effective Time, the initial officers of the Surviving Corporation.

Except as described above or elsewhere in this Offer to Purchase (including Section 11—“The Transaction Agreements”, this Section 12 and Section 13—“Certain Effects of the Offer”), neither we nor Endo has any present plans or proposals that would result in (a) any extraordinary transaction involving BioSpecifics or any of its subsidiaries (such as a merger, reorganization or liquidation), (b) any purchase, sale or transfer of a material amount of assets of BioSpecifics or any of its subsidiaries, (c) any material change in BioSpecifics’ capitalization or dividend rate or policy or indebtedness, (d) any other material change in BioSpecifics’ corporate structure or business, (e) the acquisition by any person of additional securities of BioSpecifics, or the disposition of securities of BioSpecifics, or (f) any changes in BioSpecifics’ charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the subject company.

13.	Certain Effects of the Offer.

Because the Merger will be effected in accordance with Section 251(h) of the DGCL, no vote of BioSpecifics’ stockholders will be required to consummate the Merger. Following the Acceptance Time and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and BioSpecifics will consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between the Acceptance Time and the consummation of the Merger.

Market for Shares. If the Offer is consummated and we accordingly acquire a number of Shares that satisfies the Minimum Condition and the other conditions to the Merger are satisfied or waived, then, in accordance with the terms of the Merger Agreement, we will effect the Merger as soon as practicable following the consummation of the Offer. As a result of the Merger, there will be no public or other market for the Shares.

Stock Quotation. The Shares are currently quoted on Nasdaq. However, the rules of Nasdaq establish certain criteria that, if not met, could lead to the discontinuance of quotation of Shares from the Nasdaq. Among these criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. Immediately following consummation of the Merger (which will occur on the same business day as the Acceptance Time), the Shares will no longer meet the requirements for continued listing on the Nasdaq because the only stockholder will be Purchaser. Endo, Purchaser and BioSpecifics have agreed to take, or cause to be taken, all actions necessary to delist the Shares from Nasdaq after the Effective Time. If the Merger takes place, BioSpecifics will no longer be publicly traded.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of Shares. Depending upon factors similar to those described above regarding the market for Shares and stock quotations, it is possible that, following the Offer, Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The registration of the Shares may be terminated upon application by BioSpecifics to the SEC if Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of Shares under the Exchange Act would substantially reduce the information required to be furnished by BioSpecifics to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to BioSpecifics, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of BioSpecifics and persons holding “restricted securities” of BioSpecifics to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired. If registration of Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for quotation on the Nasdaq as described above. Endo and Purchaser currently intend to cause BioSpecifics to terminate the registration of Shares under the Exchange Act (and as permitted by applicable law, the requirement to make filings under the Exchange Act) after the Effective Time and as soon as the requirements for termination of registration are met.

14.	Dividends and Distributions.

The Merger Agreement provides that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, neither BioSpecifics nor any of its subsidiaries will declare, set aside, make or pay any dividends or distributions (whether in cash, stock or property) on any shares of its capital stock, except (a) dividends paid to BioSpecifics or one of its wholly-owned subsidiaries by another of BioSpecifics’ wholly-owned subsidiaries with respect to its capital stock or other equity interests or (b) with the prior written consent of Endo (which consent shall not be unreasonably withheld, conditioned or delayed).

15.	Conditions to the Offer.

Notwithstanding any other provision of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer)), pay for any Shares that are validly tendered pursuant to the Offer and not validly withdrawn prior to the Expiration Time, and may extend, terminate or amend the Offer, in each case, only to the extent provided by the Merger Agreement, in the event that, as of immediately prior to the Expiration Time:

(A)

(i) any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the HSR Act has not expired or been terminated; or (ii) any approval or waiting period under the Competition Act has not been obtained or has not expired or been terminated, in each case (clauses (i) and (ii)), without the imposition of a Burdensome Condition (clauses (i) and (ii), the “Antitrust Condition”).

(B)

as of immediately prior to the Expiration Time, there have not been validly tendered (and not withdrawn in accordance with the terms of the Offer), and received by the Depositary in accordance with Section 251(h) of the DGCL (as described in more detail in Section 3—“Procedures for Accepting the Offer and Tendering Shares”), a number of Shares that, together with the Shares then owned by Endo, Purchaser and their respective affiliates (if any), represent at least a majority of all then outstanding Shares on a fully diluted basis (the “Minimum Condition”); or

(C)	any of the following has occurred and continues to exist:

1.

any governmental authority of competent and applicable jurisdiction has (i) enacted, issued or promulgated any law that is in effect as of the Expiration Time and has the effect of making the transactions contemplated by the Merger Agreement illegal or the effect of prohibiting or otherwise preventing the transactions contemplated by the Merger Agreement or (ii) issued or granted any order, that is in effect as of the Expiration Time and has the effect of making the transactions contemplated by the Merger Agreement illegal or the effect of prohibiting or otherwise preventing the transactions contemplated by the Merger Agreement (we refer to a law or order as described in this Item (C)(1) as a “Legal Restraint”) (the “Restraint Condition”);

2.

there is any pending legal proceeding under any antitrust law brought by any applicable governmental authority that (i) challenges or seeks to make illegal, prohibit or otherwise prevent the transactions contemplated by the Merger Agreement or (ii) seeks to impose any Burdensome Condition (as defined in the Merger Agreement and described in more detail in Section 11—“The Transaction Agreements—Antitrust Filings”) thereon (the “Litigation Condition”);

3.

(i) the representations and warranties of BioSpecifics relating to the absence of a Company Material Adverse Effect are not true and correct in all respects as of the date of the Merger Agreement and as of immediately prior to the Expiration Time as though made as of such time, (ii) the representations and warranties of BioSpecifics relating to capitalization are not true and correct in all respects as of immediately prior to the Expiration Time as though made as of such time (except for representations and warranties that relate to a specific date or time, which need only be true and correct in all respects as of such date or time), except for any de minimis inaccuracies, (iii) the representations and warranties of BioSpecifics relating to the organization, good standing and corporate power of BioSpecifics, certain other capitalization matters, authority to enter into the Merger Agreement, the approval of the Merger Agreement by the BioSpecifics Board, the stockholder vote required for adoption of the Merger Agreement, broker’s fees and state takeover statutes, each as specified in the Merger Agreement, (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” qualifiers set forth therein) are not true and correct in all material respects as of the date of the Merger Agreement and at and as of immediately prior to the Expiration Time as though made as of such time (except for representations and warranties that relate to a specific date or time, which need only be true and correct in all material respects as of such date or time) and (iv) any other representation and warranty of BioSpecifics contained in the Merger Agreement (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” qualifiers set forth therein) is not true and correct in all respects as of the date of the Merger Agreement and at and as of immediately prior to the Expiration Time as though made as of such time (except for representations and warranties that relate to a specific date or time, which need only be true and correct as of such date or time), except where the failure to be so true and correct would not have a Company Material Adverse Effect (the “Representations Condition”);

4.

BioSpecifics has breached or failed to perform (i) in any material respect any covenant or agreement (other than certain specified covenants) required to be performed, or complied with, by it under the Merger Agreement (unless such breach or failure is cured prior to the Expiration Time) or (ii) in any respect the covenant regarding BioSpecifics’ arbitration demand against the Research Foundation of the State University of New York for and on behalf of Stony Brook University (the “Covenant Condition”);

5.

a Company Material Adverse Effect has arisen or occurred following the execution and delivery of the Merger Agreement of which the existence or consequences are still continuing immediately prior to the Expiration Time (the “MAE Condition”);

6.

BioSpecifics has not delivered to Endo a certificate, signed on behalf of BioSpecifics by its Chief Executive Officer, certifying that the Representations Condition, the Covenant Condition and the MAE Condition have been satisfied as of immediately prior to the Expiration Time; or

7.	the Merger Agreement has been terminated in accordance with its terms.

The foregoing conditions, which we refer to collectively as the “Offer Conditions”, are for the sole benefit of Endo and Purchaser, may be asserted by Endo or Purchaser and may be waived by Endo and Purchaser in whole or in part at any time and from time to time in the sole discretion of Endo and Purchaser, subject in each case to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Endo or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Purchaser expressly reserves the right to waive any of the Offer Conditions and make any changes to the terms and conditions of the Offer, including the Offer Conditions. However, without the prior written consent of BioSpecifics, we are not permitted to (a) waive or modify the Minimum Condition, the Termination Condition, the Antitrust Condition or the Restraint Condition, (b) change the form of consideration payable in the Offer, (c) decrease the Offer Price, (d) decrease the number of Shares sought to be purchased in the Offer, (e) extend the Offer or the Expiration Time except as permitted under the Merger Agreement, (f) impose conditions to the Offer other than the Offer Conditions or (g) amend any term or condition of the Offer in any manner that adversely affects, or would reasonably be expected to adversely affect the BioSpecifics stockholders, subject to Endo’s and Purchaser’s rights or obligations to extend the Offer as permitted under the Merger Agreement.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on its examination of publicly available information filed by BioSpecifics with the SEC, other publicly available information concerning BioSpecifics and other information made available to Purchaser by BioSpecifics, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to BioSpecifics’ business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Endo as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes”, such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to BioSpecifics’ business, any of which under certain conditions specified in the Merger Agreement could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15—“Conditions to the Offer”.

State Takeover Statutes.

A number of states (including Delaware, where BioSpecifics is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire securities of corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business in those states or whose business operations otherwise have substantial economic effects in such states. BioSpecifics, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws.

In general, Section 203 of the DGCL prevents certain “business combinations” (defined to include mergers and certain other actions) with an “interested stockholder” (generally, any person who individually or with or through any of its affiliates or associates, owns (as defined in Section 203 of the DGCL) 15% or more of a corporation’s outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year period immediately prior to the date of the determination as to whether such person is an interested stockholder) for a period of three years following the time that person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. However, as a Delaware corporation, BioSpecifics has opted out of Section 203 of the DGCL.

BioSpecifics has represented to Purchaser and Endo that the BioSpecifics Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL are not applicable to the Merger Agreement or the transactions contemplated by it, including the Offer and the Merger. In addition, BioSpecifics has represented that it is not aware of any other state takeover statute or similar regulation that applies or purports to apply to the Offer or the Merger or the other transactions contemplated by the Merger Agreement. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and BioSpecifics, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of that statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—“Conditions to the Offer”.

United States Antitrust Laws. Under the HSR Act, and the rules and regulations promulgated thereunder, certain transactions may not be consummated until HSR Notification and Report Forms (“HSR Notifications”) have been filed with the FTC and the DOJ and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to Purchaser’s acquisition of Shares in the Offer and the Merger.

The waiting period under the HSR Act for the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period (or if the date of expiration is not a business day, the next business day after such date), which is expected to expire at 11:59 p.m., New York time, on November 17, 2020, unless the waiting period is terminated earlier or extended by a Request for Additional Information and Documentary Material (a “Second Request”). If the FTC issues a Second Request prior to the expiration of the initial waiting period, the parties must observe a 10-day waiting period, which would begin to run only after the acquiring party has certified substantial compliance with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The purchase of Shares in the Offer is subject to the provisions of the HSR Act and therefore cannot be completed until BioSpecifics and Endo each file an HSR Notification with the FTC and the DOJ and the applicable waiting period has expired or been terminated. BioSpecifics and Endo expect to make the necessary filings with the FTC and the DOJ on November 2, 2020. The Merger will not require an additional filing under the HSR Act if Purchaser owns at least 50% of the outstanding Shares at the time of the Merger (which Purchaser expects to be the case if the Offer is consummated, given the Minimum Condition) and if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

At any time before or after the purchase of Shares by Purchaser, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license or hold separate assets or terminate existing relationships and contractual rights. At any time before or after the completion of the purchase of Shares in the Offer, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state or foreign jurisdiction could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Private parties may also seek to take legal actions under the antitrust laws under certain circumstances. We cannot be certain that a challenge to the purchase of Shares in the Offer will not be made or that, if a challenge is made, we will prevail. See Section 11— “The Transaction Agreements—Reasonable Best Efforts” and Section 15—“Conditions to the Offer.”

Foreign Laws. Based on a review of the information currently available relating to the countries and businesses in which Endo and BioSpecifics are engaged, Endo and Purchaser believe that no antitrust premerger notification filing is required outside the United States.

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger takes place in accordance with Section 251(h) of the DGCL, stockholders who have not tendered their Shares pursuant to the Offer and who comply with the applicable legal requirements will have appraisal rights under Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under the DGCL, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares, together with interest, if any, as determined by the Delaware Court of Chancery, in lieu of the consideration you would otherwise be entitled to for your Shares pursuant to the Merger Agreement. From and after the Effective Time, Shares held by stockholders who are entitled to demand and have properly and validly demanded their appraisal rights in compliance in all respects with Section 262 of the DGCL will no longer be outstanding and will automatically be canceled and cease to exist, and each holder of any such Shares will cease to have any rights with respect thereto, other than the right to receive such amount as may be determined pursuant to Section 262 of the DGCL. This value may be the same, more than or less than the Offer Price, and an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Moreover, Purchaser or BioSpecifics may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the Offer Price.

The following is intended as a brief summary of the material provisions of Section 262 of the DGCL required to be followed by a holder of Shares to exercise appraisal rights in connection with the Merger, does not constitute any legal or other advice and does not constitute a recommendation that holders of Shares exercise their appraisal rights under Section 262 of the DGCL. Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of the full text of Section 262 of the DGCL is attached to the Schedule 14D-9 as Annex B. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex B to the Schedule 14D-9, carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated in accordance with Section 251(h) of the DGCL, the stockholder must do all of the following:

•

within the later of the consummation of the Offer, which shall occur on the date on which Purchaser irrevocably accepts the Shares for purchase, and 20 days after the date of mailing of the notice of appraisal rights in the Schedule 14D-9 (which date of mailing is November 2, 2020), properly deliver to BioSpecifics, at the address indicated in Item 8 of the Schedule 14D-9, a demand in writing for appraisal of Shares held, which demand must reasonably inform BioSpecifics of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•

strictly and timely follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL, including filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares entitled to appraisal within 120 days after the Effective Time, unless BioSpecifics or another holder of Shares (or any other person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) who has complied with the requirements of Section 262 and who is otherwise entitled to appraisal rights has done so. BioSpecifics is under no obligation to file any petition and has no intention of doing so.

The foregoing summary of the rights of BioSpecifics’ stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights will result in the loss of those rights. A copy of Section 262 of the DGCL will be included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only. If you tender your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, upon the terms and subject to the Offer Conditions, you will receive the Offer Price for your Shares.

“Going Private” Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same Offer Price as that paid in the Offer.

Litigation. To the knowledge of Endo and Purchaser, as of October 30, 2020, there is no pending litigation against Endo, Purchaser or BioSpecifics in connection with the Merger or the Transactions.

Stockholder Approval Not Required. Section 251(h) of the DGCL generally provides that no vote of stockholders of a constituent corporation that has a class or series of stock that is listed on a national securities exchange is required to authorize a merger if certain requirements are met, including that (a) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired on the terms set forth in a merger agreement that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, and (b) immediately following the consummation of the tender offer, the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary prior to the expiration of such offer, together with the stock otherwise owned by the acquiring company or its affiliates equals at least such percentage of the stock of the company to be acquired, and of each class and series thereof, that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement under the DGCL and the certificate of incorporation of the company to be acquired. If the Minimum Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the BioSpecifics stockholders. Following the Acceptance Time, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Endo, Purchaser and BioSpecifics will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of BioSpecifics’ stockholders in accordance with Section 251(h) of the DGCL. In furtherance and without limiting the generality of the foregoing, neither Endo nor Purchaser shall, and shall not permit and shall cause their respective Representatives not to, take any action that could render Section 251(h) of the DGCL in applicable to the Merger.

17.	Fees and Expenses.

Endo and Purchaser have retained D.F. King & Co., Inc. to act as the Information Agent and Computershare Trust Company, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection with their respective services.

Neither Endo nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

18.	Miscellaneous.

The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Endo or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Endo, Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Endo and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments to it. In addition, BioSpecifics has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the BioSpecifics Board Recommendation and the reasons for the BioSpecifics Board Recommendation and furnishing certain additional related information. A copy of these documents, and any amendments to them, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8—“Certain Information Concerning Endo and Purchaser”.

Beta Acquisition Corp.

November 2, 2020

SCHEDULE I—INFORMATION RELATING TO ENDO AND PURCHASER

Endo

The following table sets forth information about Endo’s directors and executive officers as of November 2, 2020. Unless otherwise indicated, (a) the current business address of each person is First Floor, Minerva House, Simmonscourt Road Ballsbridge, Dublin 4, Ireland, and (b) the principal employer of each such individual is Endo International plc: the business address of which is First Floor, Minerva House, Simmonscourt Road Ballsbridge, Dublin 4, Ireland

Name / Endo Position	Present Principal Occupation or Employment	Citizenship
Paul V. Campanelli Chairman	Chairman of the Board of Endo	United States

Roger H. Kimmel Senior Independent Director	Vice Chairman of Rothschild Inc. 1251 Avenue of the Americas, New York, NY 10022	United States

Mark G. Barberio Director	Principal, Markapital, LLC 53 Mill Street Williamsville, New York, NY 14221	United States

Blaise A. Coleman Director, President and Chief Executive Officer	Director of Endo and President and Chief Executive Officer of Endo	United States

Shane M. Cooke Director	Director of Endo	Ireland

Nancy J. Hutson, Ph.D. Director	Director of Endo	United States

Michael Hyatt Director	Senior Advisor to Irving Place Capital 745 Fifth Avenue, 7th Floor New York, NY 10151	United States

William P. Montague Director	Chairman of the Board of Directors of Gibraltar Industries, Inc. 3556 Lake Shore Road, P.O. Box 2028, Buffalo, New York 14219	United States

M. Christine Smith, Ph.D. Director	Director of Endo	United States

Patrick Barry Executive Vice President and President, Global Commercial Operations	Executive Vice President and President, Global Commercial Operations of Endo	United States

Mark Bradley Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Endo	United States

Domenico Ciarico Executive Vice President and Chief Commercial Officer	Executive Vice President and Chief Commercial Officer, Sterile and Generics of Endo	United States

Terrance J. Coughlin Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer of Endo	United States

Rahul Garella Executive Vice President, International Pharmaceuticals	Executive Vice President, International Pharmaceuticals of Endo	United Kingdom

Matthew J. Maletta Executive Vice President, Chief Legal Officer and Company Secretary	Executive Vice President, Chief Legal Officer and Company Secretary of Endo	United States

Executive Officers and Directors of Endo

PAUL V. CAMPANELLI

Paul V. Campanelli was appointed Chairman of the Board of Directors of Endo in November 2019 and previously served as President and Chief Executive Officer from September 2016 to March 2020. Mr. Campanelli joined Endo in 2015 as the President of Par Pharmaceutical, leading Endo’s fully integrated U.S. Generics business, following Endo’s acquisition of Par Pharmaceutical. Prior to joining Endo, he served as Chief Executive Officer of Par Pharmaceutical Companies, Inc. following the company’s September 2012 acquisition by TPG. Prior to the TPG acquisition, Mr. Campanelli served as Chief Operating Officer and President of Par Pharmaceutical, Inc. from 2010 to 2012. At Par Pharmaceutical Inc., Mr. Campanelli had also served as Senior Vice President, Business Development & Licensing; Executive Vice President and President of Par Pharmaceutical, Inc.; and was named a Corporate Officer by its board of directors. He also served on the board of directors of Sky Growth Holdings Corporation from 2012 until 2015. Prior to joining Par Pharmaceutical Companies, Inc., Mr. Campanelli served as Vice President, Business Development at Dr. Reddy’s Laboratories Ltd., where he was employed from 1992 to 2001. Mr. Campanelli earned his Bachelor of Science degree from Springfield College. Mr. Campanelli’s qualifications to serve on the Board of Directors of Endo include, among others, his experience in leadership positions at pharmaceutical companies, including the role of chief executive officer, his in-depth knowledge of the pharmaceutical industry, Endo, its businesses and management as well as his judgment and strategic vision. Mr. Campanelli was appointed to the Board of Directors of Pharmaceutical Associates Inc. (PAI) in March 2020.

ROGER H. KIMMEL

Roger H. Kimmel was appointed Senior Independent Director of the Board of Directors of Endo in November 2019 and is a member of Endo’s Nominating & Governance Committee, Compliance Committee and Compensation Committee. Mr. Kimmel previously served as Chairman of the Board of Directors of Endo from February 2014 until November 2019. Mr. Kimmel has been Vice Chairman of Rothschild Inc., an investment banking firm, since January 2001. Previously, Mr. Kimmel was a partner of the law firm Latham & Watkins for more than five years. Mr. Kimmel previously served as a Director of PG&E Corporation, a public energy-based holding company, and its subsidiary Pacific Gas and Electric Company, a utility company, until January 2019. Mr. Kimmel was a Director of Schiff Nutrition International until 2012, and was a Director and Chairman of Endo Health Solutions Inc. from July 2000 until February 2014. Mr. Kimmel served as Chairman of the Board of Trustees of the University of Virginia Law School Foundation (not-for-profit) from January 2009 to June 2015. Mr. Kimmel holds a Bachelor of Arts degree from the George Washington University and a J.D. degree from the University Of Virginia School Of Law. He has been a public speaker on corporate governance issues and private equity transactions. Mr. Kimmel’s qualifications to serve on the Board of Directors of Endo include, among others, his extensive legal and leadership experience, significant experience as a board member of a publicly traded company, corporate governance expertise, investment banking and financial experience and in-depth knowledge about Endo.

MARK G. BARBERIO

Mark G. Barberio was appointed to the Board of Directors of Endo in February 2020 and is a member of Endo’s Audit Committee and Nominating & Governance Committee. Mr. Barberio has been a Principal of Markapital, LLC since May 2013. Prior to then, Mr. Barberio held numerous leadership roles at Mark IV, LLC (now Dayco, LLC), most recently having served as a Director from April 2011 to May 2013, Co-Chief Executive Officer from November 2009 to May 2013 and Chief Financial Officer from January 2004 to May 2013. Mr. Barberio has been serving as a Director of Exide Technology since April 2015, Gibraltar Industries, Inc. since June 2018 and Life Storage, Inc. since January 2015, where he has been Non-Executive Chairman since May 2018. Previously, Mr. Barberio served as a Director of Paragon Offshore Limited from July 2017 to April 2018. He is also a member of the Rochester Institute of Technologies Board of Trustees, 100 Club of Buffalo—serving the needs of first responders, Buffalo Angels LLC, WNY Venture Association and Rochester Angel Network and is a member of the National Association of Corporate Directors. He earned an M.B.A. from State University of New York at Buffalo and a B.S. in Business-Accounting from Rochester Institute of Technology. Mr. Barberio’s qualifications to serve on the Board of Directors of Endo include, among others, his significant knowledge in strategy development, finance, operational oversight, real estate, capital markets and investor relations stemming from his extensive executive- and board-level experience as chief executive officer, chief financial officer and chairman of the board.

BLAISE A. COLEMAN

Blaise A. Coleman was appointed President and Chief Executive Officer and a member of the Board of Directors, effective March 2020. He previously served as Executive Vice President and Chief Financial Officer since December 2016. He joined Endo in January 2015 as Vice President of Corporate Financial Planning & Analysis, and was then promoted to Senior Vice President, Global Finance Operations in November 2015. He also served as Endo’s Interim Chief Financial Officer. Prior to joining Endo, Mr. Coleman held a number of finance leadership roles with AstraZeneca, a global biopharmaceutical company, most recently as the Chief Financial Officer of the AstraZeneca/Bristol-Myers Squibb US Diabetes Alliance. Prior to that, he was the Head of Finance for the AstraZeneca Global Medicines Development organization based in Mölndal, Sweden. Mr. Coleman joined AstraZeneca in 2007 as Senior Director Commercial Finance for the US Cardiovascular Business. He joined AstraZeneca from Centocor, a wholly-owned subsidiary of Johnson & Johnson, where he held positions in both the Licenses & Acquisitions and Commercial Finance organizations. Mr. Coleman’s move to Centocor in early 2003 followed seven years’ experience with the global public accounting firm, PricewaterhouseCoopers LLP. Mr. Coleman is a Certified Public Accountant; he holds a Bachelor of Science degree in accounting from Widener University and an M.B.A. from the Fuqua School of Business at Duke University.

SHANE M. COOKE

Shane M. Cooke has been a member of the Board of Directors of Endo since July 2014 and is Chairman of Endo’s Audit Committee and is a member of Endo’s Compliance Committee. In March 2018, Mr. Cooke retired from Alkermes plc (Alkermes), most recently having served as its President since September 2011, when Elan Drug Technologies (EDT) merged with Alkermes. Mr. Cooke was appointed to the board of directors of Alkermes in March 2018. From 2007 until 2011, he was head of EDT and Executive Vice President of Elan and concurrently served as Chief Financial Officer of Elan Corporation from 2001 to May 2011. Mr. Cooke was appointed director of Elan in May 2005. Prior to joining Elan, he was Chief Executive of Pembroke Capital Limited, an aviation leasing company of which he was a founder. Mr. Cooke also previously held a number of senior positions in finance in the banking and aviation industries. Mr. Cooke is a chartered accountant and a graduate of University College Dublin, Ireland. He currently serves on the boards of directors of Alkermes, Prothena Corporation plc, a publicly traded biotechnology company, and is Chairman of UDG Healthcare plc, a publicly traded company providing healthcare advisory, communications, commercial, clinical and packaging services through its two divisions: Ashfield and Sharp. Mr. Cooke’s qualifications to serve on the Board of Directors of Endo include, among others, his extensive knowledge of the pharmaceutical industry, significant executive- and board-level experience at a publicly traded company and financial expertise and experience, including service as a chief financial officer of a public company.

NANCY J. HUTSON, PH.D.

Nancy J. Hutson, Ph.D., has been a member of the Board of Directors of Endo since Endo’s inception in February 2014 and is Chair of Endo’s Compliance Committee and a member of Endo’s Nominating & Governance Committee. Dr. Hutson retired from Pfizer, Inc. (Pfizer) in 2006 after spending 25 years in various research and leadership positions, most recently serving as Senior Vice President, Pfizer Global Research and Development and Director of Pfizer’s pharmaceutical R&D site, known as Groton/New London Laboratories, the largest R&D site of any pharmaceutical company. At Pfizer, she led 4,500 colleagues (primarily scientists) and managed a budget in excess of $1 billion. She is currently a Director of BioCryst Pharmaceuticals, Inc., Clearside Biomedical, Inc. and PhaseBio Pharmaceuticals, Inc. Dr. Huston previously served as Director of Cubist Pharmaceuticals until 2015 and Inspire Pharmaceuticals, Inc. until 2011. From March 2009 until February 2014, Dr. Hutson was a Director of Endo Health Solutions Inc. Dr. Hutson owns and operates Standing Stones Farm in Ledyard, CT, which is dedicated to supporting the equestrian sport of dressage. Dr. Hutson holds a Bachelor of Arts degree from Illinois Wesleyan University and a Ph.D. degree from Vanderbilt University. Dr. Hutson’s qualifications to serve on the Board of Directors of Endo include, among others, her in-depth knowledge and understanding of the complex research, drug development and business issues facing pharmaceutical companies.

MICHAEL HYATT

Michael Hyatt has been a member of the Board of Directors of Endo since Endo’s inception in February 2014 and is Chairman of Endo’s Nominating & Governance Committee and a member of Endo’s Compensation Committee. Mr. Hyatt has been a Senior Advisor to Irving Place Capital, a leading institutional private equity firm focused on making equity investments in middle-market companies, since 2008. Until 2008, Mr. Hyatt was a Senior Managing Director of Bear Stearns & Co., Inc. Mr. Hyatt previously served as a Director of Schiff Nutrition International until 2012. From July 2000 until February 2014, Mr. Hyatt was a Director of Endo Health Solutions Inc. Mr. Hyatt holds a Bachelor of Arts degree from Syracuse University and a J.D. degree, from Emory University School of Law. Mr. Hyatt’s qualifications to serve on the Board of Directors of Endo include, among others, his leadership experience in the banking industries, in-depth knowledge of Endo and experience as a board member of a publicly traded company.

WILLIAM P. MONTAGUE

William P. Montague has been a member of the Board of Directors of Endo since Endo’s inception in February 2014 and is Chairman of Endo’s Compensation Committee and a member of Endo’s Audit Committee. Mr. Montague served as Chief Executive Officer of Mark IV Industries, Inc., a leading global diversified manufacturer of highly engineered systems and components for transportation infrastructure, vehicles and equipment, from November 2004 until his retirement in July 2008 and as Director from March 1996. He joined Mark IV Industries in April 1972 as Treasurer/Controller, serving as Vice President of Finance from May 1974 to February 1986, then Executive Vice President and Chief Financial Officer from February 1986 to March 1996 and then as President from March 1996 to November 2004. Mr. Montague is also a Director of Gibraltar Industries, Inc., a publicly traded manufacturer and distributor of products for the building and industrial markets since 1993, and has served as Chairman of Gibraltar’s Board of Directors since June 2015. From February 2013 until May 2014, Mr. Montague served as a Director of Allied Motion Technologies Inc., a publicly traded company focused exclusively on serving the motion control market. From February 2009 until February 2014, Mr. Montague was a Director of Endo Health Solutions Inc. Mr. Montague is a Certified Public Accountant; he holds a Bachelor of Science degree in accounting and an M.B.A. from Wilkes University. Mr. Montague’s qualifications to serve on the Board of Directors of Endo include, among others, his significant executive and leadership experience at manufacturing companies, including service as chief executive officer and membership on the board of directors of such companies, and financial expertise and experience, including service as a company’s chief financial officer.

M. CHRISTINE SMITH, PH.D.

M. Christine Smith, Ph.D. was appointed to the Board of Directors of Endo in July 2020 and is a member of Endo’s Compensation Committee and Nominating & Governance Committee. Dr. Smith served as the Global Vice President for Inclusion and Diversity at Apple from 2017 to 2020. In 2017, prior to joining Apple, Dr. Smith served as interim head of human resources at Grail, a start-up cancer detection company, where she was responsible for creating the human resources function and accelerating talent acquisition and growth. From 2001 to 2017, Dr. Smith held various leadership roles within Deloitte, including Regional Managing Partner and head of the human capital and life sciences practices. Between 2010 and 2017, she was a member of Deloitte’s executive leadership team, responsible for defining and implementing the firm’s strategy and business, operations and international expansion plans for both industry sectors through a period of accelerated growth and expansion within the BRIC countries and the EMEA region. Dr. Smith holds a Bachelor of Arts from Loyola College in Baltimore, a Masters in Social Work from Rutgers University and a Doctorate from New York University. Dr. Smith’s qualifications to serve on the Board of Directors of Endo include, among others, her extensive knowledge of the life sciences industry and significant strategy development, leadership, data and analytics, and mergers and acquisitions experience.

PATRICK BARRY

Patrick Barry was appointed Executive Vice President and President, Global Commercial Operations of Endo effective April 2020. In this role, he has responsibility for Endo’s global commercial organization across each of Endo’s four reportable business segments, including Branded Pharmaceuticals, Sterile Injectables, Generic Pharmaceuticals and International Pharmaceuticals. He formerly served as Executive Vice President and Chief Commercial Officer, U.S. Branded Business since February 2018, after joining Endo in December 2016 as Senior Vice President, U.S. Branded Pharmaceuticals. Prior to joining Endo, Mr. Barry worked at Sanofi S.A. from 1992 until December 2016, holding roles of increasing responsibility in areas such as Sales Leadership, Commercial Operations, Marketing, Launch Planning and Training and Leadership Development. Most recently, he served at Sanofi S.A. as its General Manager and Head of North America General Medicines starting in September 2015 and as Vice President and Head of U.S. Specialty from April 2014 until August 2015. During this time, Mr. Barry oversaw three complex and diverse businesses with responsibility for leading sales and marketing activities for branded and generic products across the U.S. and Canada. He has a diverse therapeutic experience including aesthetics and dermatology, oncology, urology, orthopedics and medical device and surgical experience. He has an M.B.A. from Cornell University, Johnson School of Management and a B.A. in Public Relations and Marketing from McKendree University.

MARK BRADLEY

Mark Bradley was appointed Executive Vice President and Chief Financial Officer of Endo, effective March 2020. He previously served as Senior Vice President, Corporate Development & Treasurer since June 2017. Mr. Bradley joined Endo in January 2007 as a Finance Director and has held various positions of increasing responsibility since joining the company. Prior to joining Endo, he spent nearly seven years as a management consultant, most recently with Deloitte Consulting, providing a broad range of strategic and operational advice and services to senior executives across a number of industries. In addition, Mr. Bradley served as a Finance Director for an industrial products company for approximately two years. He spent the first five years of his career in public accounting at Ernst & Young LLP and received his CPA in October 1993. Mr. Bradley holds a Bachelor of Science degree in Accounting from Saint Joseph’s University and a Master of Business Administration from The University of Texas at Austin.

DOMENICO CIARICO

Domenico Ciarico was appointed Executive Vice President and Chief Commercial Officer, Sterile and Generics, effective August 2019. In this role, Mr. Ciarico leads Endo’s U.S. Generics business including responsibility and oversight of Par Generic and Par Sterile sales teams, commercial operations, marketing and business analytics group. Mr. Ciarico joined Par in July 2018 as SVP and General Manager of Par Sterile Products, responsible for all sales, marketing, pricing and portfolio management for PSP. Prior to joining Endo in 2018, Mr. Ciarico was with AmerisourceBergen Corporation (ABC) for over 20 years from May 1996 to July 2017 where he held several roles of increasing responsibility, including SVP of Health Systems, leading health systems sales and commercial strategy. Prior to that, Mr. Ciarico was Group Vice President, managing three of ABC’s service businesses: American Health Packaging, Pharmacy Healthcare Solution and AmerisourceBergen Technology Group, as well as other key leadership positions in operations and sales. Mr. Ciarico holds an M.B.A. and a B.S. degree from The Ohio State University.

TERRANCE J. COUGHLIN

Terrance J. Coughlin was appointed Executive Vice President and Chief Operating Officer, effective November 2016. In this role, Mr. Coughlin has responsibility for Manufacturing and Technical Operations and R&D across the enterprise. Most recently, Mr. Coughlin served as Vice President, Operations of Par Pharmaceutical Companies, Inc., a subsidiary of Endo. Prior to Endo’s acquisition of Par in September 2015, Mr. Coughlin was the Chief Operating Officer of Par Pharmaceutical Companies, Inc. Prior to joining Par Pharmaceutical Companies, Inc., Mr. Coughlin held numerous leadership roles with Glenmark Generics, Inc. USA/Glenmark Generics Limited, most recently having served as the President and Chief Executive Officer of Glenmark Generics, Inc. USA/Glenmark Generics Limited. Prior to this, Mr. Coughlin had the overall responsibility for Glenmark’s North American, Western European and Eastern European generics businesses, as well as its global active pharmaceutical ingredient business and generics operations in India. Prior to joining Glenmark, Mr. Coughlin served as Senior Vice President at Dr. Reddy’s Laboratories, Inc. Mr. Coughlin began his career in 1988 with Wyckoff Chemical Company, Inc. Mr. Coughlin earned a B.S. in chemistry from Central Michigan University.

RAHUL GARELLA

Rahul Garella was appointed Executive Vice President, International Pharmaceuticals, effective August 2019. In this role, he has responsibility for the overall strategic management and operations of Endo Ventures Limited, Ireland and commercial leadership for the International business which includes Paladin Labs, Canada and Global partnerships in the International markets. Mr. Garella joined Endo in 2014 as Senior Vice President. Mr. Garella has over 23 years’ experience in the pharmaceutical industry across branded and generic pharmaceuticals and APIs with international experience across the European, Asian and Latin America markets. Prior to joining Endo, Mr. Garella served as the Senior Vice President for Glenmark Pharmaceuticals Europe Limited responsible for building and managing their Western European business from 2008 until 2014 and their European and Latin American API business from 2005 until 2008. Previously, he worked with Ranbaxy in their Asia-Pacific division and Orchid Chemicals & Pharmaceuticals. He holds a Master of Business Administration (PGDBM) from the Institute of Management Technology, India, as well as a Bachelor degree in Electrical Engineering from the Faculty of Engineering, Jamia Millia, New Delhi, India.

MATTHEW J. MALETTA

Matthew J. Maletta was appointed Executive Vice President and Chief Legal Officer of Endo, effective May 2015, where he has global responsibility for all legal matters affecting Endo. Prior to joining Endo in 2015, Mr. Maletta served as Vice President, Associate General Counsel and Corporate Secretary of Allergan. In this position, he served as an advisor to the Chief Executive Officer and Board of Directors and supervised several large transactions, including the $70 billion acquisition of Allergan by Actavis in 2015. Mr. Maletta also played a key role defending Allergan from an unsolicited takeover bid by Valeant Pharmaceuticals and Pershing Square Capital Management in 2014. Mr. Maletta joined Allergan in 2002 and during his tenure, held roles of increased responsibility, including serving as the lead commercial attorney for Allergan’s aesthetics businesses for several years and as Head of Human Resources in 2010. Prior to joining Allergan, Mr. Maletta was in private practice, focusing on general corporate matters, finance, governance, securities and transactions. He holds a B.A. degree in political science from the University of Minnesota, summa cum laude and Phi Beta Kappa, and a J.D. degree, cum laude, from the University of Minnesota Law School.

Purchaser

The following table sets forth information about Purchaser’s directors and executive officers as of November 2, 2020. Unless otherwise indicated, (a) the current business address of each person is 1400 Atwater Drive, Malvern, Pennsylvania 19355 and (b) the principal employer of each such individual is Endo International plc: the business address of which is First Floor, Minerva House, Simmonscourt Road Ballsbridge, Dublin 4, Ireland.

Name / Purchaser Position	Present Principal Occupation or Employment	Citizenship
Blaise A. Coleman Chairman, President and Chief Executive Officer	Director of Endo and President and Chief Executive Officer of Endo	United States

Matthew J. Maletta Executive Vice President, Chief Legal Officer and Secretary	Executive Vice President, Chief Legal Officer and Company Secretary of Endo	United States

Mark Bradley Director, Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Endo	United States

Executive Officers and Directors of Purchaser

BLAISE A. COLEMAN

Blaise A. Coleman was appointed President and Chief Executive Officer and a member of the Board of Directors, effective March 2020. He previously served as Executive Vice President and Chief Financial Officer since December 2016. He joined Endo in January 2015 as Vice President of Corporate Financial Planning & Analysis, and was then promoted to Senior Vice President, Global Finance Operations in November 2015. He also served as Endo’s Interim Chief Financial Officer. Prior to joining Endo, Mr. Coleman held a number of finance leadership roles with AstraZeneca, a global biopharmaceutical company, most recently as the Chief Financial Officer of the AstraZeneca/Bristol-Myers Squibb US Diabetes Alliance. Prior to that, he was the Head of Finance for the AstraZeneca Global Medicines Development organization based in Mölndal, Sweden. Mr. Coleman joined AstraZeneca in 2007 as Senior Director Commercial Finance for the US Cardiovascular Business. He joined AstraZeneca from Centocor, a wholly-owned subsidiary of Johnson & Johnson, where he held positions in both the Licenses & Acquisitions and Commercial Finance organizations. Mr. Coleman’s move to Centocor in early 2003 followed seven years’ experience with the global public accounting firm, PricewaterhouseCoopers LLP. Mr. Coleman is a Certified Public Accountant; he holds a Bachelor of Science degree in accounting from Widener University and an M.B.A. from the Fuqua School of Business at Duke University.

MATTHEW J. MALETTA

Matthew J. Maletta was appointed Executive Vice President and Chief Legal Officer of Endo, effective May 2015, where he has global responsibility for all legal matters affecting Endo. Prior to joining Endo in 2015, Mr. Maletta served as Vice President, Associate General Counsel and Corporate Secretary of Allergan. In this position, he served as an advisor to the Chief Executive Officer and Board of Directors and supervised several large transactions, including the $70 billion acquisition of Allergan by Actavis in 2015. Mr. Maletta also played a key role defending Allergan from an unsolicited takeover bid by Valeant Pharmaceuticals and Pershing Square Capital Management in 2014. Mr. Maletta joined Allergan in 2002 and during his tenure, held roles of increased responsibility, including serving as the lead commercial attorney for Allergan’s aesthetics businesses for several years and as Head of Human Resources in 2010. Prior to joining Allergan, Mr. Maletta was in private practice, focusing on general corporate matters, finance, governance, securities and transactions. He holds a B.A. degree in political science from the University of Minnesota, summa cum laude and Phi Beta Kappa, and a J.D. degree, cum laude, from the University of Minnesota Law School.

MARK BRADLEY

Mark Bradley was appointed Executive Vice President and Chief Financial Officer, effective March 2020. He previously served as Senior Vice President, Corporate Development & Treasurer since June 2017. Mr. Bradley joined Endo in January 2007 as a Finance Director and has held various positions of increasing responsibility since joining the company. Prior to joining Endo, he spent nearly seven years as a management consultant, most recently with Deloitte Consulting, providing a broad range of strategic and operational advice and services to senior executives across a number of industries. In addition, Mr. Bradley served as a Finance Director for an industrial products company for approximately two years. He spent the first five years of his career in public accounting at Ernst & Young LLP and received his CPA in October 1993. Mr. Bradley holds a Bachelor of Science degree in Accounting from Saint Joseph’s University and a Master of Business Administration from The University of Texas at Austin.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

If delivering by mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	If delivering by express mail or any other expedited service: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 150 Royall Street, Suite V Canton, Massachusetts 02021

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and location listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokerage Firms Call: (212) 269-5550

Stockholders Call Toll Free: (866) 796-1292

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